UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

ODYSSEY RE HOLDINGS CORP.
(Name of Subject Company)

ODYSSEY RE HOLDINGS CORP.
(Names of Person(s) Filing Statement)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

67612W108
(CUSIP Number of Class of Securities)

Donald L. Smith
Senior Vice President, General Counsel
and Corporate Secretary
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902
(203) 977-8024
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter J. Gordon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave
New York, NY 10017-3754
(212) 455-2605

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	Subject Company Information.

Name and Address.

The name of the subject company is Odyssey Re Holdings Corp. (the “Company” or “OdysseyRe”) and the address of the principal executive offices of the Company is 300 First Stamford Place, Stamford, Connecticut 06902. The telephone number for the Company’s principal executive offices is (203) 977-8000.

Securities.

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of September 23, 2009, there were 58,432,843 shares of Common Stock issued and outstanding (excluding shares of Common Stock held in treasury by the Company). According to the Offer to Purchase (as defined below), as of September 23, 2009, Fairfax Financial Holdings Limited (“Fairfax”) and its subsidiaries (collectively, the “Fairfax Group”) owned 42,399,400 shares of Common Stock, which constitutes approximately 72.6% of the outstanding shares of Common Stock.

ITEM 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in “Item 1 — Subject Company Information — Name and Address” above, which information is incorporated herein by reference.

The Offer and the Merger.

This Statement relates to the cash tender offer by Fairfax Investments USA Corp., a Delaware corporation and a wholly-owned subsidiary of Fairfax (“Merger Sub”), disclosed in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement dated and filed with the Securities and Exchange Commission (the “SEC”) on September 23, 2009 (together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock, other than those shares of Common Stock held by the Fairfax Group, at a price of $65.00 per share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 23, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). The Offer is subject to seven conditions set forth in the Offer to Purchase, including the non-waivable condition, which we refer to in this Statement as the “Majority of Minority Condition”, that there be validly tendered pursuant to the Offer and not withdrawn a number of shares of Common Stock that will constitute at least a majority of the outstanding shares of Common Stock as of the expiration date of the Offer (excluding the shares of Common Stock beneficially owned by the Fairfax Group, and the directors and executive officers of Fairfax, Merger Sub and OdysseyRe). The Offer to Purchase was filed as an exhibit to the Schedule TO and was mailed to the Company’s stockholders on September 23, 2009. Stockholders of OdysseyRe and other interested parties may also obtain, free of charge, copies of this Statement and the Schedule TO at the SEC’s web site at www.sec.gov.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 18, 2009, by and among the Company, Fairfax and Merger Sub (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement is filed as an exhibit to this Statement and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within three business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). Upon completion of the Merger, all shares of Common Stock issued and outstanding immediately prior to the closing of the Merger, other than such shares of Common Stock owned by the Company or its subsidiaries, by any member of the Fairfax Group, or by holders of shares of Common Stock who have perfected appraisal rights in accordance with the DGCL, will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”). Issued and outstanding shares of the Company’s preferred stock will remain outstanding and not be affected by the Merger.

The Offer to Purchase states that the principal executive offices of Fairfax and Merger Sub are located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7, Canada, and the telephone number of Fairfax and Merger Sub is (416) 367-4941.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as disclosed in this Statement or as set forth in the excerpts from the Company’s Definitive Proxy Statement dated March 16, 2009 (SEC File No. 001-16535) (the “2009 Proxy Statement”) filed as Exhibit (e)(1) to this Statement (and incorporated by reference into this Item 3), as of the date of this Statement, to the knowledge of the Company, there is no material agreement, arrangement or understanding, or actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) Merger Sub, Fairfax or their respective executive officers, directors or affiliates. For further information with respect to these matters, see the excerpts from the 2009 Proxy Statement under the headings: “Executive Compensation;” “Certain Relationships and Related Transactions” and “Controlled Company Status.”

Any information contained in the pages incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Interests of the Company’s Executive Officers and Directors

Executive Officers and Directors.  Certain of Fairfax and its subsidiaries’ executive officers and directors are also current or former executive officers or directors of the Company. These executive officers and directors include V. Prem Watsa, James F. Dowd, Anthony F. Griffiths, Bradley P. Martin, Brandon W. Sweitzer, and Alan D. Horn. In addition, Andrew A. Barnard, President and Chief Executive Officer and a director of OdysseyRe, serves as President of ORH Holdings Inc., and Donald L. Smith, Senior Vice President, General Counsel and Corporate Secretary of OdysseyRe, serves as a member of the board of directors and Vice President of ORH Holdings Inc., and as Vice President and Assistant Secretary of Fairfax Holdings Inc. Neither Mr. Barnard nor Mr. Smith receive additional compensation for their services to the aforementioned Fairfax subsidiaries.

The relationships to Fairfax and OdysseyRe of the above specified common executive officers and directors is further described in Annex I to this Statement.

The ownership interests of executive officers and directors of Fairfax in the Company are set forth in “Special Factors — Section 11. Transactions and Arrangements Concerning the Shares” of the Offer to Purchase.

Executive and Director Compensation.  The information set forth in the excerpts to the 2009 Proxy Statement included as Exhibit (e)(1) to this Statement under the headings “Executive Compensation” in the 2009 Proxy Statement is incorporated herein by reference. In addition, Brian D. Young was appointed as Executive Vice President and Chief Operating Officer of the Company on March 31, 2009 effective as of May 1, 2009. The terms of Mr. Young’s compensation are set forth in his employment agreement dated as of May 1, 2009 and filed as Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which agreement is incorporated by reference herein. Messrs. Solomon and Horn, who each joined the Board of Directors since the filing date of the 2009 Proxy Statement, receive compensation for their service as directors of the Company in accordance with the Company’s customary director compensation policies set forth in the excerpts to the 2009 Proxy Statement included as Exhibit (e)(1) to this Statement under the headings “Executive Compensation — Director Compensation.” Mr. Solomon is receiving additional compensation for his service on the Special Committee (as defined below) as set forth in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Interests of the Company’s Executive Officers and Directors — Special Committee Compensation.”

Cash Consideration Payable Pursuant to the Offer and the Merger; Treatment of Equity Incentive Compensation Awards.  If the Company’s directors and executive officers tender any shares of Common

Stock they own for purchase pursuant to the Offer, they will receive the same cash consideration per share on the same terms and conditions as the other shareholders of OdysseyRe. If OdysseyRe’s directors and executive officers were to tender all of their 470,554 shares of Common Stock owned by them as of September 23, 2009 for purchase pursuant to the Offer and those shares were purchased by Merger Sub for $65.00 per share, the directors and executive officers would receive an aggregate of $30,586,010 in cash. As discussed below under “Item 4. — The Solicitation or Recommendation”, to the knowledge of the Company, after making reasonable inquiry, all of the Company’s directors and executive officers currently intend to tender all of their shares of Common Stock for purchase pursuant to the Offer to Purchase.

As of September 23, 2009, the directors and executive officers of the Company held options to purchase 37,500 shares of Common Stock, 36,250 of which were vested and exercisable as of that date, with exercise prices ranging from $18.00 to $24.04 and an aggregate weighted average price of $19.25 per share. Based on the Offer Price of $65.00, the aggregate value of the options is approximately $1.7 million. In addition, as of September 23, 2009, the directors and executive officers of the Company held 465,079 shares of restricted Common Stock subject to restrictions on transferability. Based on the Offer Price of $65.00, the aggregate value of the restricted Common Stock is approximately $30.2 million. Pursuant to the Merger Agreement, the parties to the Merger Agreement have agreed to use reasonable best efforts to take any and all actions necessary to provide for treatment of all outstanding stock options, restricted stock and awards issued or granted pursuant to OdysseyRe’s Stock Option Plan, 2002 Stock Incentive Plan, Restricted Share Plan, Employee Share Purchase Plan or other incentive plan, as applicable, as a result of the Merger in a manner acceptable to the Special Committee. The Special Committee is currently in consultation with OdysseyRe management and Fairfax regarding treatment of the aforementioned equity-based awards and no resolution with respect thereto has been made.

Special Committee Compensation.  As compensation for services rendered in connection with serving on the Special Committee, Messrs. Bennett and Solomon are each being paid a fee of $75,000, and Mr. Kenny is being paid a fee of $90,000. In addition, each member of the Special Committee will be reimbursed for out-of-pocket expenses incurred in connection with their serving on the Special Committee in accordance with the Company’s standard policies.

Change of Control Agreements.  While certain of the Company’s executive officers have entered into employment agreements with the Company providing for certain payments and benefits upon termination following a “change in control” of the Company, any consummation of the Offer and/or the Merger by Fairfax and Merger Sub will not constitute a “change of control” of the Company triggering such provisions. If any of the executive officers party to an employment agreement with the Company were to be terminated (other than for cause), such executive officers would be entitled to certain payments and benefits as further described in the excerpts to the 2009 Proxy Statement included as Exhibit (e)(1) to this Statement under the heading “Executive Compensation — Potential Payments Upon Termination or Change in Control”. In accordance with the Company’s standard practice, executive officers not party to employment agreements with the Company are generally entitled to receive three weeks of severance for each year of service with the Company, up to a maximum of 52 weeks, in the event of termination.

The Company’s Relationship with Fairfax and Merger Sub.

Fairfax’s Ownership of Shares of Common Stock.   According to the Offer to Purchase, as of September 23, 2009, Fairfax and its subsidiaries collectively hold 42,399,400, or approximately 72.6%, of the outstanding shares of Common Stock.

Arrangements with Fairfax and Merger Sub.  From time to time, the Company has engaged in certain transactions, and is party to certain arrangements, with Fairfax and some of its affiliates. In order to ensure that these and other transactions are properly reviewed, the Board of Directors of OdysseyRe has appointed a Transaction Review Committee comprised of independent board members who have no affiliation to Fairfax. The current members of the Transaction Review Committee are Peter Bennett, Patrick Kenny and Robert Solomon. The Transaction Review Committee was established in order to assist and advise the Board of Directors in fulfilling its responsibility to review material transactions between the Company and officers, directors, stockholders, and affiliates of the Company. The focus of the Transaction Review Committee is to review those proposed transactions that involve the Company and a related person, as well as transactions between the Company and non-subsidiary affiliated companies or more than 5% stockholders. The Transaction Review Committee did not review the Offer and the Merger or participate in the negotiation of the Merger Agreement, which was overseen by the Special Committee. For further information regarding certain of these related party transactions, see the excerpts “Certain Relationships and Related Transactions” and “Controlled Company Status” from the 2009 Proxy Statement filed as Exhibit (e)(1) to this Statement (and incorporated by reference into this Item 3).

The Merger Agreement.  The summary of the material terms of the Merger Agreement set forth in “Special Factors — Section 9. Summary of the Merger Agreement” of the Offer to Purchase and the description of the conditions of the Offer contained in “The Offer — Section 11. Conditions to the Offer” of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to this Statement and is incorporated herein by reference.

The Merger Agreement governs the contractual rights between the Company, Fairfax and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit hereto to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Fairfax or Merger Sub in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company, Fairfax or Merger Sub. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Fairfax or Merger Sub may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

Effect of the Offer and Merger on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that from and after the acceptance by Merger Sub for payment of the shares of Common Stock tendered pursuant to the Offer (the “Acceptance Time”) and for a period of six years after the effective time of the Merger, each of Fairfax, the Company and the Surviving Corporation will, to the fullest extent permitted by law, indemnify, defend and hold harmless each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity), against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages, liabilities or amounts paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out, relating to or in connection with any matters existing or occurring at or prior to the effective time of the Merger (and Fairfax and the Company or the Surviving Corporation will also advance expenses as incurred to the fullest extent permitted under applicable law, subject to an undertaking to repay such expenses if such person is ultimately determined not entitled to indemnification).

Pursuant to the Merger Agreement, Fairfax will or the Surviving Corporation will (and Fairfax will cause the Surviving Corporation to) also obtain and maintain directors and officers liability insurance policies for each present and former director and officer of OdysseyRe and its subsidiaries with respect to matters occurring prior to the effective time of the Merger for a period of six years from the effective time of the Merger on terms with respect to coverage and amount no less favorable than those of the applicable policies in effect on the date of the Merger Agreement, but in no event will Fairfax or the Surviving Corporation be required to expend annually more than 300% of the current amount expended by the Company to maintain or procure insurance coverage, provided that if Fairfax or the Surviving Corporation is unable to obtain equivalent coverage, Fairfax and the Surviving Corporation will only be required to obtain as much coverage as is available for 300% of the current amount expended. Fairfax or its affiliate may purchase a “tail policy” of such directors and officers liability insurance.

Under the Merger Agreement, Fairfax and the Company have also agreed that all rights to indemnification, advancement of expenses, and exculpation for matters occurring prior to the effective time of the Merger, now existing in favor of the current or former directors or officers of the Company or its subsidiaries as provided in their respective organizational documents (and described above with respect to the Company) will survive the Merger and continue in full force and effect after the effective time of the Merger. For a period of six years from the effective time of the Merger, the Surviving Corporation will maintain all such provisions of the Company’s and any of its subsidiaries’ organizational documents in effect as of the date of the Merger Agreement or in any indemnification agreements of the Company or its subsidiaries with any of their respective current or former directors or officers in effect as of the date of the Merger Agreement, and will not amend, repeal or otherwise modify any such provisions in a manner adverse to the rights thereunder of any individuals who at the Acceptance Time were current or former directors or officers of the Company or any of its subsidiaries. All rights to indemnification, advances of expenses, and exculpation in respect of any proceeding pending or asserted or any claim made within such six-year period will continue until final disposition or such proceeding or resolution of such claim.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Special Committee and the Board of Directors.

At a meeting held on September 18, 2009, after careful consideration, including a thorough review of the transactions contemplated by the Merger Agreement with the Special Committee’s financial and legal advisors, the Special Committee unanimously:

(i) determined that the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than members of the Fairfax Group),

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and

(iii) recommended to the Board of Directors of the Company that the Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and recommending that the holders of shares of Common Stock (other than the members of the Fairfax Group) accept the Offer, tender their shares of Common Stock to Merger Sub pursuant to the terms of the Offer and, to the extent that any such holders do not tender their shares of Common Stock and to the extent required by applicable law, that they adopt the Merger Agreement.

Also on September 18, 2009, following the Special Committee meeting, the Board of Directors, based on the unanimous recommendation of the Special Committee, unanimously (with one director absent):

(i) determined that the terms and conditions of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of the shares of Common Stock (other than the members of the Fairfax Group),

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and

(iii) resolved to recommend to the holders of shares of Common Stock (other than the members of the Fairfax Group) that such holders tender their shares of Common Stock pursuant to the Offer and, to the extent any such holders do not tender their shares of Common Stock and to the extent required by applicable law, that they adopt the Merger Agreement.

The Board of Directors, based on the recommendation of the Special Committee, recommends that holders of shares of Common Stock (other than the members of the Fairfax Group) accept the Offer and tender their shares of Common Stock pursuant to the Offer.

Background of the Offer.

OdysseyRe was formed by Fairfax primarily through the combination of businesses acquired by Fairfax in 1996 and 1999. In June 2001, OdysseyRe completed its initial public offering of Common Stock at $18.00 per share, in which a substantial portion of the proceeds were paid to Fairfax. Prior to and for all times after OdysseyRe’s initial public offering, Fairfax has maintained majority ownership of the Company. Fairfax has, over the course of the period during which OdysseyRe has been a public company, at various times purchased and sold shares of Common Stock, which increased or decreased, as the case may be, Fairfax’s ownership percentage in OdysseyRe. In addition, from time to time members of Fairfax’s senior management have discussed with OdysseyRe, its Board of Directors and members of management, Fairfax’s long-term strategic goals, businesses and investments, including with respect to OdysseyRe and the role that OdysseyRe plays as a significant subsidiary of Fairfax.

On August 21, 2009, a meeting of the Board of Directors of OdysseyRe was held. During this meeting, V. Prem Watsa, Chairman and Chief Executive Officer of Fairfax and Chairman of the Board of Directors of OdysseyRe, formally advised the Board of Directors of OdysseyRe that Fairfax was contemplating pursuing a transaction pursuant to which Fairfax would acquire all of the shares of Common Stock that the Fairfax Group did not currently own (the “Potential Transaction”). Mr. Watsa also advised the Board of Directors of OdysseyRe that Fairfax’s objective was to offer a fair price to the holders of shares of Common Stock and to seek approval of the Board of Directors of OdysseyRe before proceeding with a Potential Transaction. Mr. Watsa did not, however, indicate the price Fairfax proposed to pay or otherwise propose any terms with respect to a Potential Transaction.

At the August 21, 2009 meeting, Shearman & Sterling LLP (“Shearman & Sterling”), the historical U.S. legal advisor to Fairfax and OdysseyRe, provided a presentation to the Board of Directors of OdysseyRe that included a detailed review of the fiduciary duties owed by a board of directors upon receipt of a “going private” proposal such as the one which Fairfax was contemplating. The presentation also described certain procedures that the OdysseyRe Board of Directors might consider implementing in connection with the Potential Transaction to help ensure that a transaction entered into between OdysseyRe and Fairfax, if any, would be fair to the holders of OdysseyRe common stock unaffiliated with Fairfax, including the formation of a special committee of the Board of Directors to review, consider, negotiate and approve or reject any Potential Transaction proposed by Fairfax. Following a discussion among the members of the Board of Directors, the Board of Directors of OdysseyRe resolved to appoint a special committee of independent directors (the “Special Committee”) comprised of Patrick Kenny, Peter Bennett and Robert Solomon, none of whom is a current or former officer or employee of OdysseyRe or a current or former director, officer or employee of Fairfax, and empowered it to review, evaluate and negotiate the terms of any Potential Transaction or to reject any Potential Transaction. The Special Committee also was authorized to retain and employ its own independent legal, financial and other advisors to assist the Special Committee in its review, evaluation and negotiation of any Potential Transaction. Mr. Kenny was named Chairman of the Special Committee. The Board of Directors of OdysseyRe also resolved that it would not recommend a Potential Transaction for approval by OdysseyRe’s stockholders without a prior favorable recommendation of the Potential Transaction by the Special Committee. The resolutions establishing the Special Committee did not authorize the Special Committee to seek a sale of the entire Company, because Fairfax had conveyed that it had no intention of selling the shares of Common Stock owned by the Fairfax Group.

Later that day, Mr. Kenny, Mr. Bennett and Donald L. Smith, Senior Vice President, General Counsel and Corporate Secretary of OdysseyRe, met telephonically with a representative of Simpson Thacher & Bartlett LLP (“Simpson Thacher”). During that meeting, the Special Committee and Mr. Smith interviewed the representative of Simpson Thacher about Simpson Thacher’s qualifications to serve as independent legal advisor to the Special Committee, and inquired whether Simpson Thacher had any conflicts of interest involving OdysseyRe, Fairfax or any related parties.

On August 24, 2009, all of the members of the Special Committee met telephonically with Mr. Smith and representatives of Simpson Thacher. During the meeting, the Special Committee discussed with representatives of Simpson Thacher Simpson Thacher’s qualifications for acting as independent legal advisor to the Special Committee, and inquired whether Simpson Thacher had any conflicts of interest involving OdysseyRe, Fairfax or any related parties. Following discussion among the members of the Special Committee, Mr. Smith and Simpson

Thacher, the Special Committee determined that Simpson Thacher possessed the requisite experience and expertise to assist the Special Committee and had no conflicts of interest involving OdysseyRe, Fairfax or related parties that would impair its ability to provide independent legal advice to the Special Committee, and the Special Committee resolved to retain Simpson Thacher as its independent legal advisor in connection with the Potential Transaction. After Simpson Thacher was retained by the Special Committee, Mr. Smith was excused from the meeting, and representatives of Simpson Thacher discussed with the Special Committee the process of, and certain considerations relating to, the selection of a potential independent financial advisor to assist the Special Committee in its review of a Potential Transaction and certain other matters. In particular, Simpson Thacher discussed with the members of the Special Committee the formation of the Special Committee and their fiduciary duties in connection with any Potential Transaction ultimately proposed by Fairfax.

On August 25, 2009, Mr. Watsa contacted Mr. Kenny to inform the Special Committee that Fairfax had retained Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to serve as Fairfax’s financial advisor in connection with the Potential Transaction.

Later that day, the Special Committee met telephonically with representatives of Simpson Thacher to further discuss potential candidates to serve as independent financial advisor to the Special Committee. Following discussion, the Special Committee determined that it would hold in person interviews with investment banking firms the following Monday, August 31, 2009, at the offices of Simpson Thacher. The investment banks to be interviewed were selected on the basis of expertise in the insurance and reinsurance industries as well as experience in representing special committees evaluating merger and acquisition transaction proposals.

On August 31, 2009, the members of the Special Committee met in person at the offices of Simpson Thacher to interview the investment banking firms previously selected to potentially serve as financial advisor to the Special Committee, including Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), and to discuss certain matters related to a Potential Transaction, including possible scenarios that might arise in the context of a Potential Transaction and the possible structure and terms that a Potential Transaction might have. The Special Committee discussed with the investment banking firms, including Sandler O’Neill, their respective expertise with respect to transactions in the insurance and reinsurance industries, their experience in representing special committees, including in a “going private” scenario, and whether the firms had any conflicts of interest involving OdysseyRe, Fairfax or any related parties. Following the interviews and discussion of other matters related to the Potential Transaction, the Special Committee determined that it would reflect further on its ultimate selection of a financial advisor and would reconvene the following day to discuss the matter further.

On September 1, 2009, the Special Committee met telephonically with representatives of Simpson Thacher to, among other matters, continue its discussion regarding the selection of a potential financial advisor. At the conclusion of such discussion, the Special Committee determined that Sandler O’Neill possessed the requisite experience and expertise to advise the Special Committee in connection with a Potential Transaction and that it had no conflicts of interest involving OdysseyRe, Fairfax or related parties that would impair its ability to provide independent advice to the Special Committee. The Special Committee then resolved to engage Sandler O’Neill as its independent financial advisor and instructed Mr. Kenny to inform Sandler O’Neill of its decision and to instruct Sandler O’Neill to commence a financial analysis of OdysseyRe to assist the Special Committee in its consideration of the Potential Transaction. The Special Committee also discussed during the meeting the shelf registration statement that Fairfax had filed with the Canadian securities regulators which would allow Fairfax to undertake debt and/or equity offerings of up to $1 billion, and the impact that such an offering, if undertaken, might have on the Potential Transaction. After that meeting, Mr. Kenny, on behalf of the Special Committee, contacted Mr. Watsa to inform Mr. Watsa that the Special Committee had retained Sandler O’Neill as its independent financial advisor. Representatives of Sandler O’Neill and Simpson Thacher contacted members of senior management of OdysseyRe later that day regarding matters related to Sandler O’Neill’s financial analysis of the Company, including whether OdysseyRe had prepared financial projections reflecting senior management’s estimates of OdysseyRe’s future financial performance, noting that such projections would be an essential part of Sandler O’Neill’s analysis. OdysseyRe management stated that as a matter of practice it only typically prepared projections through the end of the current fiscal year, but management subsequently prepared projections through the end of 2012 in light of the Potential Transaction.

On the morning of September 2, 2009, Mr. Watsa contacted Mr. Kenny by telephone to inform the Special Committee that Fairfax was considering a proposal to acquire all of the outstanding shares of Common Stock that Fairfax and its subsidiaries did not currently own for $58.00 per share in cash, subject to financing and favorable review of the Proposed Transaction by rating agencies. Mr. Watsa further advised Mr. Kenny that Fairfax was considering a public offering of equity securities of Fairfax, the net proceeds of which would be used to fund its proposal. Following this discussion, Mr. Kenny informed the other members of the Special Committee of these developments, and instructed representatives of Simpson Thacher and Sandler O’Neill to contact Fairfax’s financial advisor to ascertain any further information relating to a Potential Transaction. Later that day, representatives of Simpson Thacher and Sandler O’Neill spoke with representatives of BofA Merrill Lynch regarding Fairfax’s proposed offer, including Fairfax’s intentions with respect to communicating with the rating agencies and removing its financing condition. In addition, as part of its discussion with BofA Merrill Lynch, Sandler O’Neill requested a meeting with Mr. Watsa and the Fairfax investment professionals overseeing OdysseyRe’s securities portfolio, which was scheduled for Friday, September 11, 2009.

On September 3, 2009, representatives of Sandler O’Neill met telephonically with members of senior management of OdysseyRe to discuss matters related to Sandler O’Neill’s financial analysis of the Company. In addition, representatives of Sandler O’Neill scheduled a meeting with members of OdysseyRe management for the following Thursday, September 10, 2009, to discuss the Company’s operational and financial performance, as well as the financial projections prepared by management in light of the Potential Transaction, which had been distributed earlier that day to Sandler O’Neill and subsequently were distributed to the Special Committee and Simpson Thacher. Representatives of Sandler O’Neill and Simpson Thacher updated the Special Committee on these developments and the developments of the prior day.

On September 4, 2009, BofA Merrill Lynch sent to Simpson Thacher and Sandler O’Neill a preliminary valuation analysis relating to OdysseyRe that BofA Merrill Lynch had prepared, and Simpson Thacher distributed that analysis to the Special Committee and OdysseyRe management.

On September 4, 2009, Mr. Watsa and a representative of BofA Merrill Lynch telephoned Mr. Kenny to advise the Special Committee that Fairfax was prepared to raise approximately $1 billion by issuing equity and that Fairfax proposed to increase its offer to acquire all of the outstanding shares of Common Stock that Fairfax and its subsidiaries did not own to $60.00 per Share in cash and to remove the financing condition (the “Second Proposal”). Mr. Watsa also informed Mr. Kenny that representatives of Fairfax had spoken with Marshfield Associates, Inc. (“Marshfield”), which had management and control over the largest block of shares of Common Stock held by OdysseyRe’s unaffiliated stockholders, regarding the proposed offer and noted that Marshfield had indicated that it wished to see a price per share greater than $60.00 per share. Mr. Watsa further stated that the rating agencies had reviewed the Potential Transaction and had indicated that no change in ratings was expected for OdysseyRe, Fairfax or Fairfax’s subsidiaries. Mr. Watsa also informed Mr. Kenny that because the current proposal was not subject to any rating agency or financing condition, Fairfax intended to issue a press release after market close that day to announce the proposal and the equity offering. Later that same day, after the close of markets, Fairfax issued a press release publicly announcing its revised proposal.

Following his conversation with Mr. Watsa, later that afternoon and evening, Mr. Kenny discussed these developments with the other members of the Special Committee and its legal and financial advisors. Representatives of Sandler O’Neill and Simpson Thacher were also informed by a representative of BofA Merrill Lynch of the revised proposal and the intention of Fairfax to issue a press release.

Over the course of Labor Day weekend, representatives of BofA Merrill Lynch and Sandler O’Neill discussed in further detail the revised proposal, Fairfax’s discussions with Marshfield and the related equity financing by Fairfax, but did not negotiate any terms related to the Second Proposal. Sandler O’Neill informed BofA Merrill Lynch that it was still preparing its financial analysis of OdysseyRe for the Special Committee and that the Special Committee would respond at the appropriate time. Mr. Kenny, on behalf of the Special Committee, consulted with representatives of Simpson Thacher and Sandler O’Neill over the course of the weekend. In addition, representatives of Simpson Thacher, in consultation with members of senior management of OdysseyRe and the members of the Special Committee, prepared a press release to be issued by OdysseyRe on the morning of Tuesday, September 8, 2009.

On September 8, 2009, OdysseyRe issued a press release confirming that OdysseyRe had received the Fairfax proposal, announcing that the previously-appointed Special Committee was reviewing and evaluating the Second Proposal, and disclosing the legal and financial advisors that had been retained by the Special Committee.

Later in the afternoon of September 8, 2009, the members of the Special Committee met telephonically with representatives of Simpson Thacher and Sandler O’Neill to discuss, among other matters, Fairfax’s revised proposal, the Fairfax equity offering, the communications between Mr. Watsa and Mr. Kenny, the communications among Fairfax’s and the Special Committee’s advisors, Mr. Watsa’s conversations with Marshfield, the valuation analysis prepared by BofA Merrill Lynch, an update regarding the Company’s trading activity in light of the publicly announced proposal, certain communications from OdysseyRe stockholders, and equity analysts’ statements that had been made in response to the public proposal. During the meeting, Sandler O’Neill also reported to the Special Committee on the status and results of its financial analysis of OdysseyRe to date and the agendas for Sandler O’Neill’s meetings with OdysseyRe and Fairfax scheduled for later that week. In particular, Sandler O’Neill discussed with the Special Committee the financial projections and updates thereof previously provided by OdysseyRe management. As part of this discussion, the Special Committee determined that it would participate in the portion of Sandler O’Neill’s scheduled meeting with OdysseyRe management during which the Company’s financial projections would be reviewed. The Special Committee also discussed with its advisors Fairfax’s communications with Marshfield and instructed Sandler O’Neill to communicate with Marshfield directly on behalf of the Special Committee to obtain further information regarding the scope of discussions between Fairfax and Marshfield. In addition, the Special Committee authorized Simpson Thacher to retain Delaware counsel on behalf of the Special Committee. Subsequent to the meeting, Richards, Layton & Finger P.A., which was found to possess the requisite experience and expertise to assist the Special Committee and to have no conflicts of interest involving OdysseyRe, Fairfax or related parties that would impair its ability to provide independent legal advice to the Special Committee, was retained as Delaware counsel to the Special Committee.

On September 10, 2009, representatives of Sandler O’Neill met with members of OdysseyRe management to discuss various financial and operating aspects of the Company in connection with the financial analysis Sandler O’Neill was preparing to assist the Special Committee. The members of the Special Committee and representatives of Simpson Thacher participated telephonically in the portion of the meeting during which the financial projections prepared by OdysseyRe management were discussed.

On September 10, 2009, BofA Merrill Lynch requested that Fairfax and its advisors be provided with certain information related to the financial and operating performance of OdysseyRe, which information had been previously provided to Sandler O’Neill, including the financial projections prepared by OdysseyRe management. These materials were subsequently provided to BofA Merrill Lynch.

On September 11, 2009, representatives of Sandler O’Neill and BofA Merrill Lynch met telephonically with representatives of Fairfax management and the Fairfax investment professionals overseeing OdysseyRe’s securities portfolio to discuss the performance and composition of the portfolio, investment guidelines, investment objectives, reinvestment strategy and other relevant aspects of managing the securities portfolio.

Over the course of the week of September 8, 2009, representatives of Sandler O’Neill spoke with representatives of BofA Merrill Lynch regarding the status of the Special Committee’s review of the Fairfax proposal.

On September 15, 2009, the members of the Special Committee met with representatives of Sandler O’Neill and Simpson Thacher at Simpson Thacher’s offices. Representatives of Simpson Thacher reviewed in detail with the members of the Special Committee their fiduciary duties in connection with their review and response to the Fairfax proposal and provided an overview of certain securities law requirements that would be applicable in connection with any Potential Transaction. In addition, the members of the Special Committee discussed, with input from representatives of Simpson Thacher and Sandler O’Neill, an update provided by Sandler O’Neill with respect to its conversations with a representative of Marshfield, as well as certain structural considerations related to a Potential Transaction, including whether the Special Committee would require the Majority of the Minority Condition as part of any Potential Transaction that the Special Committee might support. As part of these discussions, representatives of Sandler O’Neill reported that the representative of Marshfield had indicated that Marshfield was seeking a price in a Potential Transaction in excess of $60.00 per share, but did not indicate a specific price that Marshfield would be willing to accept. The Marshfield representative confirmed, however, that Marshfield was not currently intending to enter into any agreement or arrangement with Fairfax relating to any Potential Transaction. Following these initial discussions, representatives of Sandler O’Neill reviewed and discussed preliminary financial analyses with respect to OdysseyRe and the Fairfax proposal of $60.00 per share, including preliminary financial analyses based on the financial projections provided by OdysseyRe management. The preliminary financial analyses reviewed and discussed with the Special Committee by Sandler O’Neill on September 15, 2009 contained substantially similar analyses as those reviewed and discussed with the Special Committee on September 18, 2009, which are more fully described below under “Item 4. The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisor”, except that the preliminary financial analyses presented by Sandler O’Neill on September 15 also included pro forma and other supplemental summary data and two additional scenarios as part of the discounted cash flow analysis. These two additional scenarios were based on a financial model created by Sandler O’Neill to replicate the projections provided by OdysseyRe management. In order to evaluate the impact of certain of the assumptions underlying the management projections on earnings and book value growth, Sandler O’Neill’s model assumed, in one scenario, a higher pre-tax re-investment yield on new OdysseyRe investments than the re-investment yield assumed by OdysseyRe management and, in the other scenario, higher pre-tax capital gains than those assumed by OdysseyRe management. Using the discount rates referred to in “Item 4. The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisor — Discounted Cash Flow” below, these two additional analyses indicated an imputed range of values per share for the shares of Common Stock of $54.45 to $68.65 based on estimated book value per share as of September 4, 2009. The September 15, 2009 presentation by Sandler O’Neill to the Special Committee did not present any findings or make any recommendations or constitute an opinion of Sandler O’Neill with respect to the fairness of the consideration then being offered in the Potential Transaction. After discussion of the Sandler O’Neill presentation among the members of the Special Committee and representatives of Sandler O’Neill and Simpson Thacher, the Special Committee determined that the $60.00 per share price proposed by Fairfax undervalued the Company and was not in the best interests of holders of shares of Common Stock (other than the Fairfax Group). The members of the Special Committee then proceeded to discuss the form and substance of the Special Committee’s response to Fairfax, including whether the Special Committee would make a counterproposal to Fairfax. Following discussion among the members of the Special Committee and its advisors, the Special Committee determined that it would make a counterproposal to Fairfax of $66.00 per share, and instructed Mr. Kenny, on behalf of the Special Committee, to contact Mr. Watsa the following day to advise Mr. Watsa of the Special Committee’s counterproposal. The Special Committee then discussed with representatives of Simpson Thacher and Sandler O’Neill the proposed terms (other than price) of a Potential Transaction that the Special Committee would support, including the requirement that the consummation of a Potential Transaction would be subject to the Majority of the Minority Condition, and Simpson Thacher discussed certain key provisions of a draft merger agreement previously distributed to the Special Committee.

In the morning of September 16, 2009, after a telephonic meeting with the Special Committee’s financial and legal advisors, Mr. Kenny, on behalf of the Special Committee, contacted Mr. Watsa indicating that the Special Committee had reviewed the current Fairfax proposal and that the Special Committee had determined that the proposal was inadequate, did not reflect the inherent value of OdysseyRe and would not be supported by the Special Committee. Mr. Kenny further advised Mr. Watsa that the Special Committee would be willing to provide Mr. Watsa with a price counterproposal that the Special Committee would be willing to support, assuming that Fairfax agreed to the other principal terms of a transaction, which Messrs. Kenny and Watsa did not discuss at that time. Mr. Kenny then advised Mr. Watsa that the Special Committee would agree to support a Potential Transaction at a price of $66.00 per share. Mr. Kenny also proposed that representatives of Sandler O’Neill meet with representatives of BofA Merrill Lynch to discuss further the Special Committee’s counterproposal in order to more fully inform Fairfax and its advisors of the bases for the Special Committee’s counterproposal. In response, Mr. Watsa indicated that Fairfax could increase its offer price to $64.00 per share and that Marshfield had indicated that it could be willing to support a Potential Transaction at that price. Mr. Kenny reiterated that the Special Committee was willing to support a Potential Transaction at a price of $66.00 per share and advised Mr. Watsa that he had not been authorized to negotiate a lower price with

Mr. Watsa, but that he would advise the other members of the Special Committee and its advisors of Mr. Watsa’s response.

In the afternoon of September 16, 2009, the members of the Special Committee met telephonically to discuss Fairfax’s response and related matters, including information relating to OdysseyRe’s trading activity, and communications that OdysseyRe and its advisors had received from OdysseyRe stockholders. Following discussion among the members of the Special Committee and its advisors, the Special Committee determined that it would not make any counterproposal to Fairfax’s offer of $64.00 per share at that time. The Special Committee instructed Sandler O’Neill to contact Marshfield about its discussions with Fairfax and to contact BofA Merrill Lynch to propose a meeting between the financial advisors of Fairfax and the Special Committee in order that Sandler O’Neill could present in detail its financial analyses, the Special Committee’s views regarding valuation and the Special Committee’s $66.00 per share counterproposal.

In the evening of September 16, 2009 and during the day of September 17, 2009, representatives of Sandler O’Neill, on behalf of the Special Committee, and representatives of BofA Merrill Lynch, on behalf of Fairfax, engaged in discussions regarding Fairfax’s latest proposal and their respective views on the value of OdysseyRe. In the course of these discussions, representatives of Sandler O’Neill presented arguments to representatives of BofA Merrill Lynch supporting the Special Committee’s view of $66.00 per share as the appropriate price for a Potential Transaction. Over the course of these two days, representatives of Shearman & Sterling and Simpson Thacher discussed the structure and terms (other than price) of a Potential Transaction that the Special Committee might support, along with certain other legal matters. Representatives of Sandler O’Neill and Simpson Thacher communicated with the members of the Special Committee during this period to update them on developments related to these discussions. In addition, representatives of Sandler O’Neill informed the Special Committee that they had spoken with Marshfield and that Marshfield had confirmed its conversation with Mr. Watsa about a $64.00 per share price, but reiterated that Marshfield had no binding commitment with Fairfax and did not intend to sell its shares of Common Stock to Fairfax outside of the Special Committee process.

In the afternoon on September 17, 2009, Mr. Watsa telephoned Mr. Kenny and informed Mr. Kenny that Fairfax would agree to increase its price to $65.00 per share, which represented Fairfax’s best and final offer. Mr. Kenny indicated that he believed he could personally support a proposal of $65.00 per share but could not speak for the rest of the Special Committee, and that he would need to convene a meeting of the Special Committee and its advisors to consider the revised Fairfax proposal. Mr. Kenny subsequently advised the Special Committee and its advisors of these developments. The Special Committee then instructed Simpson Thacher to send a draft of the proposed Merger Agreement to Shearman & Sterling.

On the evening of September 17, 2009, Simpson Thacher delivered a draft of the Merger Agreement to Shearman & Sterling. Over the course of that evening and early the next day, the Special Committee and Fairfax and their respective legal advisors negotiated the terms of the Merger Agreement.

In the morning of September 18, 2009, the members of the Special Committee met telephonically with its financial and legal advisors. At this meeting, Mr. Kenny again updated the members of the Special Committee regarding the revised proposal made by Fairfax. Representatives of Simpson Thacher reviewed and discussed with the Special Committee the proposed changes to the draft Merger Agreement previously discussed with the Special Committee. Representatives of Sandler O’Neill then reviewed and discussed with the Special Committee its financial analyses with respect to the transactions contemplated by the Merger Agreement, including the financial analyses more fully described below under “Item 4. The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisor.” Sandler O’Neill then rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Sandler O’Neill’s written opinion of the same date) with respect to the fairness, from a financial point of view, to the holders of shares of Common Stock other than Fairfax and its affiliates, of the offer price of $65.00 per share to be received by such holders of shares of Common Stock (other than Fairfax and its affiliates) in the Offer and the Merger. Based on a review of numerous factors and considerations in consultation with its legal and financial advisors as described in more detail below under “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation by the Special Committee”, the Special Committee then unanimously determined (i) that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the

Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of shares of Common Stock (other than the Fairfax Group), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) recommended to the Board of Directors of the Company that the Board adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and recommending that the holders of shares of Common Stock (other than the Fairfax Group) accept the Offer, tender their shares of Common Stock to Merger Sub pursuant to the Offer and, to the extent that any such holders do not tender their shares of Common Stock and to the extent required by applicable law, that they adopt the Merger Agreement.

At a telephonic meeting later that day, based on the recommendation of the Special Committee and after a review by representatives of Sandler O’Neill of its financial analyses and a review of the Merger Agreement by representatives of Simpson Thacher, the Board of Directors of OdysseyRe unanimously (with one member absent) (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the members of the Fairfax Group), (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (iii) resolved to recommend to the holders of shares of Common Stock (other than the members of the Fairfax Group) that such holders tender their shares pursuant to the Offer and, to the extent any such holders do not tender their shares of Common Stock and to the extent required by applicable law, that they adopt the Merger Agreement.

Later that day, the Company, Fairfax and Merger Sub executed the Merger Agreement and issued a joint press release following the close of business that day, announcing the execution of the Merger Agreement.

Reasons for the Recommendation by the Special Committee.

Supportive Factors.

In reaching the determinations and recommendations described above, the Special Committee relied upon a number of factors that affirmatively supported such determinations and recommendations. The Special Committee believed that such factors supported its conclusion that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the Fairfax Group), including the holders of Common Stock unaffiliated with the Company. Such factors include, but are not limited to, the following:

Offer Price.  The Special Committee considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of the Company’s Common Stock (other than the Fairfax Group), including the holders of Common Stock unaffiliated with the Company, to realize fair value, in cash, for their investment in the Company and provides such stockholders certainty of value for their shares of Common Stock. In addition, the Special Committee considered:

•	the fact that the Offer Price represents a 29.8% premium to the trading price at which the shares of Common Stock closed on September 4, 2009, the date on which Fairfax publicly announced that it was proposing to acquire all outstanding shares of Common Stock of OdysseyRe that Fairfax and its subsidiaries do not currently own;

•	the fact that the aforementioned 29.8% premium is substantially comparable to the premiums paid in other similar insurance/reinsurance-related “going-private” transactions in which a majority stockholder sought to acquire all remaining shares of common stock held by minority stockholders, and is also substantially comparable to the premiums paid in similar “going-private” transactions outside the insurance and reinsurance industries;

•	the fact that the Offer Price represents a 39.6% premium to the trading price at which the shares of Common Stock closed on August 5, 2009, one month prior to the date on which Fairfax publicly announced its initial public $60.00 per share offer;

•	the fact that the Offer Price represents a 1.25x multiple to OdysseyRe’s book value per share of Common Stock as of June 30, 2009 and a 1.11x multiple to OdysseyRe’s estimated book value as of September 30, 2009, based on management’s estimates, each of which is in excess of the average multiple of stock price to June 30, 2009 book value per share of 0.91x for a group of selected reinsurance companies as of September 17, 2009;

•	the fact that the Offer Price represents a 19.7% premium to the highest trading price, and a 106.1% premium to the lowest trading price of the Company’s Common Stock, each in the 52-week period prior to September 4, 2009;

•	the fact that the per share trading prices of the shares of Common Stock have never exceeded the Offer Price;

•	the fact that the Offer Price to be received by the holders of shares of Common Stock is $5.00 per share greater than the initial public $60.00 offer by Fairfax and Merger Sub, which represents an increase in total value of the consideration offered to the holders of shares of Common Stock (other than the Fairfax Group) of approximately 8.3%; and

•	the Special Committee’s belief that it had obtained Fairfax’s and Merger Sub’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per share consideration reasonably obtainable.

Financial Analyses and Opinion of Sandler O’Neill. The Special Committee considered:

•	the financial analyses reviewed and discussed with the Special Committee by representatives of Sandler O’Neill;

•	the oral opinion of Sandler O’Neill to the Special Committee on September 18, 2009 (which was subsequently confirmed in writing by delivery of Sandler O’Neill’s written opinion dated the same date) with respect to the fairness, as of such date and based upon and subject to qualifications, limitations and assumptions set forth therein, from a financial point of view, to the holders of Common Stock, other than Fairfax and its affiliates, of the consideration to be received by such holders in the Offer and the Merger; and

•	the fact that the Offer Price was either within or above the implied reference ranges of value per share of Common Stock indicated by substantially all of the financial analyses performed by Sandler O’Neill.

The opinion of Sandler O’Neill addresses the fairness, from a financial point of view, of the $65.00 per share price in the Offer and the Merger with respect to holders of Common Stock “other than Fairfax and its affiliates”, which includes all holders of Common Stock unaffiliated with the Company and the directors and officers of the Company that may be deemed to be affiliated with the Company. The Special Committee was able to reach its fairness determination as to holders of Common Stock unaffiliated with the Company because it considered that holders of Common Stock unaffiliated with the Company and directors and officers of the Company who are also holders of Common Stock would receive the same per share consideration in the Offer.

Financial and Business Information.  The Special Committee considered its familiarity with the current and historical financial condition, results of operations, competitive position, business, prospects and strategic objectives of the Company, including potential risks involved in achieving such prospects and objectives, and the current and expected conditions in the general economy and in the insurance and reinsurance industries, including the potential impact of such conditions in achieving such prospects and objectives. A discussion of these matters can be found in the Company’s Form 10-K for the year ended December 31, 2008, in the Company’s Form 10-Q for the quarter ended June 30, 2009 and in its other filings with the SEC.

Management Forecasts.  The Special Committee considered the financial projections for fiscal years 2009 through 2012 prepared by OdysseyRe management in connection with the Special Committee’s evaluation of the Offer and the Merger. For further information regarding the financial projections prepared by OdysseyRe management, see “Item 4. The Solicitation or Recommendation — Financial Forecasts Prepared by Certain Members of Management of the Company” below.

Comparison of Offer Price to Alternative of Remaining a Public Company.  The Special Committee considered the return of cash value to holders of Common Stock pursuant to the Offer and the Merger relative to the trading value of the shares of Common Stock before the publicly-announced $60.00 offer and the uncertainty that trading values would approach $65.00 in the foreseeable future. The Special Committee believed that there was uncertainty that trading values would approach $65.00 in the foreseeable future because of (i) current and expected conditions in the general economy and in the insurance and reinsurance industries, including the fact that uncertain overall financial market conditions have impacted trading prices of stocks in the insurance and reinsurance industries, (ii) the fact that the per share trading price of the shares of Common Stock has never exceeded the Offer Price prior to announcement of the Offer, (iii) the fact that despite OdysseyRe’s outperformance with respect to historical book value per share growth relative to a group of selected reinsurance companies, the Company’s Common Stock has continued to trade (prior to public announcement of the Fairfax offer) at a price per share in line with such peers, based on trading price/book value per share multiples, and (iv) the risks inherent in achieving the financial projections prepared by OdysseyRe management.

Absence of Strategic Alternatives.  The Special Committee took into account that the Fairfax Group currently owns approximately 72.6% of the Company and recognized that any alternative strategic transaction was impossible as a practical matter without the consent of Fairfax. The Special Committee took into account the position of Fairfax, which was confirmed as recently as September 4, 2009, that Fairfax was interested only in acquiring the publicly held shares of Common Stock and was not interested in selling any of the shares of Common Stock held by the Fairfax Group.

Negotiation Process and Procedural Fairness.  The terms of the Offer and Merger were the result of arms’ length negotiations conducted by the Special Committee, which is comprised entirely of independent directors, with the assistance of independent financial and legal advisors.

Tender Offer Structure.  The Special Committee considered that the Offer would likely provide holders of shares of Common Stock the opportunity to receive $65.00 per Share in cash more quickly than in a one-step merger transaction.

Majority of the Minority Condition.  The Special Committee considered that the Offer is subject to the Majority of Minority Condition. By virtue of this condition, the decision-making authority whether to accept or reject the Offer is given to the holders of Common Stock who are not directors or executive officers of the Company, Fairfax or Merger Sub or members of the Fairfax Group. The Special Committee believes that the non-waivable Majority of Minority Condition supports the determination of the Special Committee that the Merger Agreement and the transactions contemplated thereby are fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the Fairfax Group), including the holders of Common Stock unaffiliated with the Company.

Other Terms of the Merger Agreement.  The Special Committee considered the other terms of the Merger Agreement, which are described more fully in “Special Factors — Section 9. Summary of the Merger Agreement” of the Offer to Purchase, including that the Merger Agreement:

•	permits the Special Committee to change its recommendation to the Board of Directors of the Company and the Board of Directors to change its recommendation to holders of shares of Common Stock to the extent that the Special Committee or the Board of Directors, as the case may be, determines in good faith, after consultation with outside counsel, that such action is necessary for the directors to comply with their fiduciary duties under applicable law;

•	includes a “top up option” which would likely provide holders of shares of Common Stock the opportunity to receive $65.00 per Share in cash more quickly if they did not tender their Shares into the Offer, the Majority of the Minority Condition was satisfied and the Offer was consummated, because the top up option would facilitate the ability of Fairfax and Merger Sub to effect a “short-form merger” under Delaware law without the vote of any other stockholder of the Company;

•	contains limited conditions to the consummation of the Offer and the Merger; and

•	does not contain a financing condition for the Offer or the Merger.

Likely Effect on Market Prices of the Common Stock If the Offer is Not Commenced. The Special Committee considered:

•	the potential negative effect on trading prices of the shares of Common Stock if Fairfax and Merger Sub were not to commence the Offer, otherwise announce their intent not to purchase any of the publicly held shares of Common Stock or to otherwise abandon Fairfax’s proposal;

•	the fact that, if Fairfax and Merger Sub decided not to pursue the Offer:

•	the Company would continue to be a publicly held corporation; and

•	Fairfax, Merger Sub and their affiliates could seek to engage in open market or privately negotiated share purchases at prices that may be higher or lower than the Offer Price to increase their ownership of Common Stock and to undertake, if 90% of the outstanding shares of Common Stock were acquired, a “short-form merger” under Delaware law that would enable Fairfax and Merger Sub to effect a merger without the vote of any other stockholder of the Company.

Appraisal Rights.  The Special Committee considered the fact that stockholders who do not tender their shares of Common Stock pursuant to the Offer will have the right to demand appraisal of the fair value of their shares under the Delaware General Corporation Law, whether or not a stockholder vote is required to approve the Merger.

Potentially Negative Factors.

In reaching the determinations and recommendations described above, the Special Committee also considered the following potentially negative factors:

No Participation in the Company’s Future.  If the Offer and Merger are consummated, holders of shares of Common Stock (other than the Fairfax Group), including the holders of Common Stock unaffiliated with the Company, will receive the Offer Price in cash and will no longer have the opportunity to participate in the increases, if any, in the value of the Company and the Company’s future growth prospects, if any.

The Merger.  The Special Committee considered the fact that, if Fairfax and Merger Sub were not to consummate the Merger, holders who did not tender their shares of Common Stock in the Offer could be left with illiquid shares, which could potentially be de-listed from the New York Stock Exchange and de-registered under the federal securities laws, and the price of these shares could be negatively affected. The Special Committee also considered the fact that the Company’s outstanding preferred stock would remain outstanding following the consummation of the Offer and the Merger.

Tax Treatment.  The Special Committee was aware that the receipt of the Offer Price and the Merger Consideration will generally be taxable to stockholders. For further details, see “The Offer — Section 5. Certain United States Federal Income Tax Consequences” in the Offer to Purchase.

Risks the Offer and Merger May Not be Completed.  The Special Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore, that shares of Common Stock may not be purchased pursuant to the Offer and the Merger may not be consummated. The Special Committee considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on business and customer relationships and the potential effect on the trading price of the Common Stock.

Other Factors.

While the Special Committee did not establish a specific going concern value of the Company and did not believe that there is a single method for determining going concern value, the Special Committee believed that each of Sandler O’Neill’s valuation methodologies represented a valuation of the Company as it continues to operate its business, and, to that extent, the Special Committee collectively characterized such analyses as forms of going concern valuations. For example, the Special Committee believed that the comparable companies analysis could be considered to represent the “stand-alone” valuation of the Company if the Common Stock traded at the multiples calculated for the selected comparable companies. In addition, the Special Committee believed that the discounted cash flow analysis could be considered a “stand-alone” valuation of the Company based on the present value of the estimated future common dividends of the

Company and the present value of the terminal value of the Company in 2012. The Special Committee considered these analyses in the context of the other financial analyses performed by Sandler O’Neill in the preparation of its opinion, and, in that regard, such analyses factored into the Special Committee’s fairness determination and were adopted by the Special Committee.

The Special Committee did not consider the liquidation value of the Company because it considered the Company to be a viable, going concern and therefore did not consider liquidation value to be a relevant valuation method. In addition, the Special Committee did not consider firm offers made by unaffiliated persons during the last two years to acquire all or a substantial part of the Company by merger, asset sale, acquisition of a controlling block of securities or otherwise, as no such offers were made during the last two years to the knowledge of the Special Committee. The Special Committee also did not review the purchase prices paid in recent purchases of shares of Common Stock by the Company or any director, officer or affiliate of the Company because it did not consider them to be material to its consideration of the transaction.

Procedural Fairness.

The Special Committee believes that sufficient procedural safeguards were and are present to ensure the procedural fairness of the Offer and the Merger and to permit the Special Committee to represent effectively the interests of the Company and the holders of shares of Common Stock (other than the Fairfax Group), including the holders of Common Stock unaffiliated with the Company, even though (x) the Special Committee did not retain an unaffiliated representative to act solely on behalf of the Company’s unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction and (y) Fairfax, Merger Sub and their affiliates currently own approximately 72.6% of the Company, have the power to control the Company and have indicated their intention not to sell any of the shares of Common Stock held by them. These procedural safeguards include the following:

•	the Special Committee is solely comprised of directors who are independent of Fairfax and Merger Sub and are not current or former employees of the Company or any of its subsidiaries;

•	the fact that the Special Committee retained and received advice from its independent financial advisor, Sandler O’Neill, and its independent legal counsel, Simpson Thacher;

•	the Special Committee’s arms’ length negotiations, with the assistance of Sandler O’Neill and Simpson Thacher, with representatives of Fairfax and Merger Sub regarding the Offer Price and the other terms of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	the recognition by the Special Committee that it had no obligation to recommend the Offer or the Merger or any other transaction and could have rejected the Offer and the Merger in its sole discretion;

•	the fact that the Board of Directors of the Company resolved that it would not recommend a Potential Transaction involving Fairfax for approval by OdysseyRe’s stockholders without a prior favorable recommendation of such transaction by the Special Committee;

•	the fact that the Offer is subject to a non-waivable condition that there be validly tendered and not withdrawn at least a majority of the shares of Common Stock that are not held by the Fairfax Group or held by the directors and officers of the Company, Fairfax or Merger Sub; and

•	the fact that stockholders who do not tender their shares of Common Stock pursuant to the Offer will have the right to demand appraisal of the fair value of their shares under the Delaware General Corporation Law, whether or not a stockholder vote is required to approve the Merger.

The Special Committee was also aware of the potential conflicts of interest of the designees of Fairfax on the Board of Directors of the Company as well as the potential conflicts of management representatives on the Board of Directors. The Special Committee believes that the process of using a committee of directors without any significant relationships with Fairfax, Merger Sub or any of their affiliates (other than their status as directors of the Company) is a well established mechanism under Delaware General Corporation Law to manage this issue and believes that the Special Committee process effectively removed these conflicts as an issue.

Given the procedural safeguards described above, the Special Committee did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the Company’s unaffiliated stockholders for purposes of negotiating the terms of the Offer and the Merger or preparing a report concerning the fairness of the transaction.

The foregoing discussion of the information, reasons and factors that the Special Committee considered includes the material information, reasons and factors considered by the Special Committee, but is not intended to be exhaustive. The Special Committee did not find it practicable and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the Special Committee viewed its determination and recommendation as being based on the totality of the information presented to and considered by the Special Committee. In addition, each member of the Special Committee may have given different weights to different factors.

Reasons for the Recommendation by the Board of Directors.

The determinations and recommendations of the Board of Directors of the Company were based on the following factors, which the Board of Directors believed supported its conclusion that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are substantively and procedurally fair to and in the best interests of the Company and the holders of shares of Common Stock (other than the Fairfax Group), including the holders of Common Stock unaffiliated with the Company:

•	the recommendation of the Special Committee, based on the analysis and factors described above which were adopted by the Board of Directors;

•	the Special Committee having received from its independent financial advisor, Sandler O’Neill, an oral opinion on September 18, 2009 (which was subsequently confirmed in writing by delivery of Sandler O’Neill’s written opinion dated the same date) with respect to the fairness, as of such date and based upon and subject to qualifications, limitations and assumptions set forth therein, from a financial point of view, to the holders of Common Stock, other than Fairfax and its affiliates, of the consideration to be received by such holders in the Offer and the Merger; and

•	the Offer Price and the terms and conditions of the Merger Agreement were the result of what the Board of Directors believed were robust arms’ length negotiations between the Special Committee and Fairfax and Merger Sub.

Financial Forecasts Prepared by Certain Members of Management of the Company.

The Company does not publicly disclose forecasts of future financial performance, earnings or other results and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in light of the Fairfax proposals, as noted above under “Item 4. The Solicitation or Recommendation — Background of the Offer,” the Company prepared and provided to Sandler O’Neill projected financial information in connection with the preparation of its fairness opinion and related financial analysis. This projected financial information was also provided to BofA Merrill Lynch and Fairfax at the request of Fairfax. The following is a summary of the material projections that were provided to Sandler O’Neill, the Special Committee, Fairfax and BofA Merrill Lynch:

	Management Projections
	2009	2010	2011	2012
	($ in millions)

Gross Premiums Written	$2,153.1	$2,298.8	$2,455.5	$2,624.4
Net Premiums Written	1,876.7	1,996.7	2,125.4	2,263.4
Net Investment Income	301.0	315.9	325.7	338.0
Realized Investment Gains	78.9	170.0	175.0	180.0
Net Income	309.3	379.1	398.5	417.1
Net income Available to Common Stockholders	304.0	373.8	393.2	411.8
Loss and Loss Adjustment Expenses Ratio	68.4%	67.6%	67.4%	67.3%
Expense Ratio	28.1%	28.7%	28.5%	28.4%

Combined Ratio	96.5%	96.3%	95.9%	95.7%

The projections set forth above were prepared for internal use and not prepared with a view to public disclosure and are being included in this Statement only because such information was provided to Sandler O’Neill, Fairfax and BofA Merrill Lynch and was relied upon by Sandler O’Neill in performing its financial analysis for the Special Committee. The projections were not prepared with a view to compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company’s registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The projections have been prepared by, and are solely the responsibility of, management of the Company. The inclusion of the projections in this Statement should not be regarded as an indication that such projections will be predictive of actual future results, and the forecasts should not be relied upon as such. No representation is made by the Company or any other person to any security holder of the Company regarding the ultimate performance of the Company compared to the information contained in the projections set forth above. Although presented with numerical specificity, the projections are not fact and reflect numerous assumptions and estimates as to future events made by the Company’s management that the Company’s management believed were reasonable at the time the projections were prepared and other factors such as industry performance and general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company’s business, all of which are difficult to predict and many of which are beyond the control of the Company’s management. In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the Offer or the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger. Further, the projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context. Accordingly, there can be no assurance that the projections will be realized, and actual results may be materially greater or less than those reflected in the projections. The Company does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The projections are forward-looking statements. These statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Information on other important potential risks and uncertainties not discussed herein may be found in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2008, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009 as well as the discussion herein under “Item 8. Additional Information — Forward-Looking Statements.”

Opinion of the Special Committee’s Financial Advisor.

Pursuant to an engagement letter dated September 1, 2009 (the “Engagement Letter”), Sandler O’Neill was engaged by the Special Committee of the Board of Directors of OdysseyRe to act as its independent financial advisor in connection with a potential acquisition by Fairfax of the Shares not already owned by the Fairfax Group and to deliver its opinion as to the fairness, from a financial point of view, of the consideration to be received by holders of the shares of Common Stock (“Shares”) (other than Fairfax and its affiliates) in such acquisition. Sandler O’Neill is a nationally-recognized investment banking firm whose principal business specialty is advising financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. After interviewing potential financial advisors, the Special Committee selected Sandler O’Neill based on Sandler O’Neill’s experience, reputation and familiarity with the valuation of companies in the property and casualty insurance and reinsurance industries generally, as well as the Special Committee’s judgment that Sandler O’Neill is independent of Fairfax and the Company’s management.

Sandler O’Neill acted as financial advisor to the Special Committee in connection with the Offer and the proposed Merger (collectively, the “Transaction”). Sandler O’Neill participated in certain of the negotiations leading to the execution of the Merger Agreement.

On September 18, 2009, Sandler O’Neill delivered to the Special Committee its oral opinion (which was subsequently confirmed in writing by delivery of Sandler O’Neill’s written opinion of the same date) that, as of such date, and based upon and subject to the qualifications, limitations and assumptions set forth therein, the Offer Price to be received by the holders of Shares (other than Fairfax and its affiliates) was fair to such holders from a financial point of view. Also on September 18, 2009, the Board of Directors of OdysseyRe held a meeting to evaluate the Transaction and to approve the Merger Agreement. At the request of the Special Committee, Sandler O’Neill reviewed its analyses with the Company’s Board of Directors. The full text of Sandler O’Neill’s opinion is attached as Annex A to this Statement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. The holders of Shares are urged to read the entire opinion carefully in connection with their consideration of the proposed Offer and Merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Special Committee in connection with its consideration of the Transaction and was provided to the Board of Directors in connection with its consideration of the Transaction. The opinion does not constitute a recommendation as to what course of action the Board of Directors should pursue in connection with the Transaction. The opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Fairfax and its affiliates) in the Transaction and does not address the underlying business decision of the Company to engage in the Transaction, the relative merits of the Transaction as compared to any other alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. The opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in response to the Offer or how such holder should vote if requested to do so in connection with any vote to adopt the Merger Agreement. Sandler O’Neill did not determine or recommend the consideration of $65.00 per Share; such consideration was determined by negotiation between Fairfax and the Special Committee.

In connection with rendering its September 18, 2009 opinion, Sandler O’Neill reviewed and considered, among other things:

(1) The financial terms of the draft of the Merger Agreement, dated September 18, 2009;

(2) Certain publicly available financial statements and other historical financial information of the Company that Sandler O’Neill deemed relevant;

(3) Internal financial projections for the Company for the years ending December 31, 2009 through 2012 furnished by and reviewed with the senior management of the Company;

(4) To the extent publicly available, the financial terms of certain recent business combinations in the property and casualty insurance industry;

(5) To the extent publicly available, the financial terms of certain recent business combinations in the broader financial services sector;

(6) The financial terms of certain minority buy-in transactions involving insurance and non-insurance companies;

(7) Historical stock price data of the Shares, including a comparison of certain financial and stock market information for the Company with similar publicly available information for certain other insurance companies the securities of which are publicly traded;

(8) The current market environment generally and the insurance industry environment in particular; and

(9) Such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of the Company the business, financial condition, results of operations and prospects of the Company.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all the financial information, projections, estimates and other information that was available to Sandler O’Neill from public sources, that was provided to Sandler O’Neill by the Company or its representatives or that was otherwise reviewed by Sandler O’Neill, and it has assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill was not asked to undertake and has not undertaken an independent verification of any such information and does not assume any responsibility, liability or express any opinion as to the accuracy or completeness thereof. With respect to the financial projections for the Company used by Sandler O’Neill in its analyses, senior management of the Company confirmed to Sandler O’Neill that those projections (including any assumptions related to such projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management at the time of preparation regarding the future operating and financial performance of the Company. Sandler O’Neill did not make an independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of the Company or any of its subsidiaries. Sandler O’Neill also assumed that there has been no material change in the financial condition, results of operations, business or prospects of the Company, other than changes in the market value of its investment portfolio, since the date of the most recent financial statements made available.

Sandler O’Neill’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than Fairfax and its affiliates) in the Transaction. Sandler O’Neill did not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors or employees in connection with the Transaction relative to the consideration payable to the holders of Shares (other than Fairfax and its affiliates) in the Transaction. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee.

Sandler O’Neill assumed in all respects material to its analyses that the Company will remain as a going concern for all periods relevant to its analyses, that each party to the Merger Agreement will perform all of the covenants required to be performed by such party under the Merger Agreement and that the conditions precedent in the Merger Agreement and the conditions set forth in Annex I thereof will not be waived. Sandler O’Neill does not express any opinion as to any tax or other consequences that might result from the Transaction, nor does its opinion address any legal, tax, regulatory, actuarial or accounting matters. Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Events occurring after the date of the opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of the opinion. Sandler O’Neill expressed no opinion as to the price at which the Shares may trade at any time.

A copy of Sandler O’Neill’s written presentation to the Special Committee and Board on September 18, 2009, and a preliminary version of such presentation made on September 15, 2009, are filed as Exhibits (c)(2) and (c)(3), respectively, to the Schedule 13E-3 filed with the SEC by the Company on the date hereof in connection with the Transaction. The September 15, 2009 presentation by Sandler O’Neill to the Special

Committee consisted of various summary data and analyses that Sandler O’Neill utilized in formulating its preliminary perspective on the Transaction and did not present any findings or make any recommendations or constitute an opinion of Sandler O’Neill with respect to the fairness of the consideration then being offered in the Transaction. Both the September 15, 2009 and September 18, 2009 presentations contained substantially similar analyses, based upon implied transaction multiples, the historical stock price performance of the Company, trading multiples of comparable companies, the historical growth in book value of the Company, multiples paid in comparable transactions, premiums paid analyses, discounted cash flow analyses and implied present value per share analysis, all subject to refinement and updates in the final presentation. In addition, Sandler O’Neill’s September 15, 2009 presentation to the Special Committee included pro forma and other supplemental summary data and two additional scenarios as part of the discounted cash flow analysis described above in “Item 4. The Solicitation or Recommendation — Recommendation of the Special Committee and the Board of Directors.” The procedures followed by Sandler O’Neill in preparing the material analyses in the September 15, 2009 presentation were substantially similar to the procedures used by Sandler O’Neill to prepare the corresponding analyses in the September 18, 2009 presentation.

In rendering its opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to the Company or Fairfax, and no transaction is identical to the Transaction. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of the Company and the companies to which it is being compared.

The earnings projections used and relied upon by Sandler O’Neill in its analyses for the years ending December 31, 2009 through 2012, were furnished by and discussed with management of the Company and are referred to herein as the “Management Case”. Sandler O’Neill expressed no opinion as to such financial projections or the assumptions on which they were based. These projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently uncertain and, accordingly, actual results could vary materially from those set forth in such projections. See “ — Financial Forecasts Prepared by Certain Members of Management of the Company” above.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of the Company, Fairfax and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Special Committee on September 18, 2009. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different.

Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of the Shares or the prices at which the Shares may be sold at any time.

The terms of the Transaction were determined through arms’ length negotiations between the Special Committee and Fairfax and were unanimously approved by the members of the Special Committee and (with one director absent) the Board of Directors. The combined analyses of Sandler O’Neill and the opinion provided were among a number of factors taken into consideration by the Special Committee in making its unanimous determination to approve the Transaction and approve and adopt the Merger Agreement. Sandler O’Neill’s analyses which are described below should not be viewed as determinative of the decision of the Special Committee with respect to the fairness of the Transaction, the value of the Company or whether the Special Committee would have been willing to agree to a price different from the Offer Price. Sandler O’Neill’s presentations to the Special Committee present certain financial analyses of the proposed Transaction. The summary below is not a complete description of the analyses underlying the opinion of Sandler O’Neill or the presentations made by Sandler O’Neill to the Special Committee, but is instead a summary of the material analyses performed and presented in connection with the opinion.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the Offer Price on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. Accordingly, Sandler O’Neill believes that the analyses and the summary of the analyses must be considered as a whole and that selecting portions of the analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinions. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute complete descriptions of the financial analyses presented in such tables.

Implied Transaction Multiples:

Sandler O’Neill calculated the premium implied by the Offer Price of $65.00 per Share by comparing the Offer Price with the following trading prices for the Shares:

•	The closing price of $50.07 on September 4, 2009 (the last trading day prior to the public announcement of Fairfax’s $60.00 per Share offer);

•	The closing price of $50.11 on August 28, 2009 (one (1) week prior to September 4, 2009);

•	The closing price of $46.55 on August 5, 2009 (one (1) month prior to September 4, 2009);

•	The $60.00 offer made by Fairfax in its public announcement on September 4, 2009;

•	The 52-week high closing price (prior to the public announcement of Fairfax’s $60.00 per Share offer) of $54.31; and

•	The 52-week low closing price (prior to the public announcement of Fairfax’s $60.00 per Share offer) of $31.55.

Applying the Offer Price of $65.00 per Share, the results of Sandler O’Neill’s calculations are reflected in the table below:

Premium
Based on
$65.00 Per Share

Price Considered:
September 4, 2009 Closing Price	29.8%
August 28, 2009 Closing Price (1 week prior)	29.7%
August 5, 2009 Closing Price (1 month prior)	39.6%
Fairfax $60.00 Offer Price	8.3%
52-week High	19.7%
52-week Low	106.1%

Sandler O’Neill noted that the resulting premiums based on the Offer Price of $65.00 per Share were within the range of premiums derived from the comparable analyses described below under “Premiums Paid Analysis”.

Sandler O’Neill also calculated the following transaction multiples implied by the Offer Price of $65.00 per Share. Estimates of future results for the Company used by Sandler O’Neill in this analysis were based on either Wall Street consensus estimates as provided by First Call (“First Call”), a data service that monitors and publishes a compilation of earnings estimates produced by selected research analysts regarding companies of interest to institutional investors, the Management Case estimates or the average of earnings per share estimates provided by the three analysts that have been most active in their coverage of the Company (analysts at RBC Capital Markets, Keefe Bruyette & Woods and Fox-Pitt Kelton Cochran Caronia Waller LLC) (the “Mean Street Estimates”). Sandler O’Neill calculated the Offer Price as a multiple of:

•	Operating earnings per share for latest twelve months ending June 30, 2009;

•	Estimated 2009 Mean Street Estimates for earnings per share;

•	Estimated 2009 operating earnings per share per Management Case;

•	Estimated 2009 earnings per share including capital gains per Management Case;

•	Estimated 2010 Mean Street Estimates for earnings per share;

•	Estimated 2010 operating earnings per share per Management Case;

•	Estimated 2010 earnings per share including capital gains per Management Case;

•	GAAP book value per common share at June 30, 2009;

•	Adjusted GAAP book value per common share as estimated at September 11, 2009; and

•	GAAP book value per common share at September 30, 2009 per Management Case

The results of Sandler O’Neill’s calculations are summarized in the following table:

	Implied Multiple Based
	on $65.00 Per Share

Price/ Operating EPS for the Latest Twelve Months ending June 30, 2009	23.8	x
Price/2009E EPS (Mean Street Estimate)	16.7	x
Price/2009E Operating EPS (Management Case)	15.2	x
Price/2009E EPS (Management Case with capital gains)	12.6	x
Price/2010E EPS (Mean Street Estimate)	20.2	x
Price/2010E Operating EPS (Management Case)	14.5	x
Price/2010E EPS (Management Case with capital gains)	10.2	x
Price/6/30/09 Book Value per Share	1.25	x
Price/ Adjusted Book Value per Share	1.13	x
Price/ 9/30/09 Book Value per Share (Management Case)	1.11	x

Sandler O’Neill noted that the resulting multiples based on the Offer Price of $65.00 per Share were generally above the range of multiples derived from the “Comparable Company Analysis” and generally consistent with the range of multiples derived from the “Comparable Transaction Analysis”, both as described below.

Historical Stock Price Performance Analysis — the Company

Sandler O’Neill reviewed the stock price performance of the Shares from the initial public offering of the Company on June 13, 2001 through September 4, 2009 (the last day of stock trading before Fairfax announced its $60.00 per Share offer). The results of these analyses are summarized as follows:

					Volume Weighted
		Highest	Lowest	Average	Average Closing
	CAGR	Closing Price	Closing Price	Closing Price	Price

Stock Price Performance Since
6/13/2001	13.2%	$54.31	$11.29	$27.98	$30.78

Source: SNL Financial
Note: “CAGR” is compound annual growth rate.

Sandler O’Neill also reviewed the ratio of stock price to trailing book value per Share for the Company for the three years ended September 4, 2009. The results of these analyses are summarized as follows:

	Current						Averages
	(09/04/09)		3-Year High		3-Year Low		3-Year		2-Year		1-Year

Price to Trailing Book Value Per Share	0.96	x	1.55	x	0.80	x	1.14	x	1.02	x	0.96x

Source: SNL Financial

Sandler O’Neill also reviewed the 1-year and 3-year compound annual growth rates of the trading price of the Shares through September 4, 2009; direct peers Everest Re Group and Transatlantic Holdings (each a “Direct Peer”, and together, the “Direct Peer Group”); a peer group composed of selected reinsurance companies (including Arch Capital Group Ltd., Aspen Insurance Holdings Ltd., Allied World Assurance Company Holdings Ltd., Axis Capital Holdings Ltd., Endurance Specialty Holdings Ltd., Max Capital Group Ltd., PartnerRe Ltd. and Platinum Underwriters Holdings Ltd. (the “Reinsurance Composite Group”)); and the S&P 500 Index.

Sandler O’Neill also compared the ratio of stock price to trailing book value per share for the three years ended September 4, 2009 for the Company with that of the Direct Peers and the Reinsurance Composite Group.

The results of these analyses are summarized as follows:

	Compound Annual Growth Rate		Price / Book Value Per Share
	1-Year	3-Year	Current		3-Year Average

OdysseyRe	29.1%	18.0%	0.96	x	1.14	x
Everest Re Group	(16.4)	(3.6)	0.93	x	1.08	x
TranAtlantic Holdings	4.9	(7.0)	0.93	x	1.22	x
Reinsurance Composite	(1.5)	2.6	0.97	x	1.16	x
S&P 500	(17.8)	(7.7)	NA		NA

Source: SNL Financial

Comparable Company Analysis:

In order to assess how the public market values shares of similar publicly traded companies, Sandler O’Neill reviewed and compared specific financial and market data relating to the Company with corresponding financial and market data for similar public companies that Sandler O’Neill viewed as comparable to the Company. Specifically, Sandler O’Neill selected publicly traded companies that operated primarily in the property / casualty insurance and reinsurance sectors. No company utilized in the comparable company analysis is identical to the Company. Included in this analysis were the Direct Peer Group, the Reinsurance Composite Group, and a group of other reinsurance companies, including RenaissanceRe Holdings, Validus Holdings, Montpelier Re Holdings, Argo Group International Holdings and Flagstone Reinsurance Holdings (together, the “Other Reinsurance Companies Group”).

The financial information compared included current stock price, market capitalization, previous 52 weeks’ high and low stock prices, ratio of current stock price to earnings per share for the latest twelve months ended June 30, 2009, estimated earnings per share for 2009 and 2010 based on the First Call consensus mean, estimated return on average equity for 2009, ratio of current stock price to GAAP book value per share as of June 30, 2009, ratio of current stock price to tangible GAAP book value per share as of June 30, 2009, and current dividend yield. For each company listed above, Sandler O’Neill also compared the GAAP combined ratios and operating return on average GAAP equity for the years ended December 31, 2006, 2007 and 2008, and for the six months ended June 30, 2009. The market price information used in such analysis was as of September 17, 2009. The earnings per share estimates used were based on First Call consensus mean estimates as of September 17, 2009. For the Company, Sandler O’Neill calculated the average of earnings per share using the Mean Street Estimates, as there was a meaningful difference between the consensus mean provided by First Call and the Mean Street Estimates. Sandler O’Neill noted that the analysis indicated the implied mean and median for the selected groups of companies as presented in the table below:

	Price to:
	2009E EPS		2010E EPS		Book Value

Direct Peer Group
Mean	7.8	x	7.5	x	0.94	x
Median	7.8	x	7.5	x	0.94	x
Reinsurance Composite Group
Mean	6.6	x	6.8	x	0.91	x
Median	6.8	x	6.8	x	0.87	x
Overall
Mean	6.8	x	7.0	x	0.91	x
Median	7.0	x	6.9	x	0.89	x

Sandler O’Neill then applied this range of multiples to the Company’s estimated 2009 and 2010 earnings per share based on Mean Street Estimates, the Management Case estimates of operating earnings, the Management Case estimates including projected capital gains and book value per share as of June 30, 2009. In addition, Sandler O’Neill also applied a 25% premium (an estimate used by Sandler O’Neill to reflect the change-in-control premium that buyers typically pay above regular trading prices in the context of a merger or acquisition) to the values calculated above. When the 25% premium is included, the implied per Share equity values were $27.28 to $61.11.

Sandler O’Neill noted that the Offer Price of $65.00 per Share was above the range of implied per Share common equity values derived by the comparable company analysis.

Historical Growth in Book Value Analysis:

Sandler O’Neill reviewed the 1-year, 3-year and 5-year growth in book value per share for the Shares, the Direct Peer Group, and the Reinsurance Composite Group through June 30, 2009. The results of these analyses are summarized as follows:

	% Change in
	Book Value Per Share Since		CAGR(1)
	12/31/03	12/31/08	1-Year	3-Year	5-Year

OdysseyRe	148.7%	14.4%	27.8%	27.0%	21.3%
Mean	68.4	11.1	5.3	15.4	13.9

(1)	“CAGR” is compound annual growth rate.

Source: SNL Financial

Sandler O’Neill noted that the Company has grown its book value per share at a significantly higher rate than the mean rates for the Direct Peer Group and the Reinsurance Composite Group.

Comparable Transaction Analysis:

Sandler O’Neill also performed a comparable transaction analysis, which is intended to provide an implied value of a company based on publicly available financial terms of selected merger and acquisition transactions that share certain characteristics with the Transaction. Using publicly available information, Sandler O’Neill reviewed, analyzed and compared the purchase prices and financial multiples paid in selected property and casualty insurance and reinsurance transactions since 2004 that Sandler O’Neill, based on its experience, deemed comparable to the Transaction. Sandler O’Neill reviewed the following transactions:

Announcement Date	Acquiror	Target

7/09/09	Validus Holdings, Ltd.	IPC Holdings, Ltd.
7/04/09	PartnerRe Ltd.	Paris Re Holdings Limited
6/22/09	Tower Group	Specialty Underwriters’ Alliance
7/23/08	Tokio Marine Holdings	Philadelphia Consolidated Holdings
6/30/08	Allied World Assurance	Darwin Professional Underwriters
4/23/08	Liberty Mutual	Safeco Corp.
3/13/08	Pallisades Safety and Insurance	National Atlantic
2/20/08	Meadowbrook	ProCentury
1/11/08	Employers Holdings	AmCOMP
1/03/08	QBE Insurance Group	North Pointe Insurance
10/31/07	MAPFRE	Commerce Group
10/17/07	Munich Re	Midland Co.
10/16/07	The Doctors Company	SCPIE
9/21/07	Rockhill	RTW
6/25/07	The Hanover Insurance Group	Professionals Direct, Inc.
6/11/07	DE Shaw	James River
5/07/07	Liberty Mutual	Ohio Casualty
3/01/07	Zurich Financial Services	Bristol West
12/04/06	Elara Holdings	Direct General
11/01/06	American European Group	Merchants Group
8/04/06	Delek Group	Republic Companies
2/28/05	ProAssurance Corporation	NCRIC Group, Inc.
10/14/04	United National Group	Penn-America Group

Source: SNL Financial, A.M. Best, Highline Data, Company Filings

Sandler O’Neill analyzed equity value, enterprise value, price to last twelve months’ net operating income, price to estimated consensus earnings per share and book value per share for each transaction. The mean and medium multiples derived from this analysis were applied to the Company’s net operating income for the latest twelve months ended June 30, 2009, estimated 2009 earnings per share based on Mean Street Estimates, Management Case estimates for 2009 operating earnings, Management Case estimates for earnings per share including projected capital gains for 2009 and book value per share as of June 30, 2009. These calculations indicated implied per share common equity values for the Company of $39.09 to $86.44.

Sandler O’Neill noted that the Offer Price of $65.00 per Share was within the range of implied per Share common equity values based on the comparable transaction analysis. Sandler O’Neill also noted that the imputed price per share based on book value multiples was skewed higher by transactions that were announced during 2006 and 2007, a period of more robust merger and acquisition activity when book value multiples for transactions were relatively higher compared to the book value multiples paid in transactions announced within the last year.

The following table presents the results of the financial analysis described above for the selected property and casualty insurance and reinsurance transactions:

		Transaction				Imputed
		Multiples				Valuation
	OdysseyRe	Mean		Median		Mean	Median

GAAP Multiples
Last Twelve Months Net Operating Income	$2.73	15.1	x	14.3	x	$41.14	$39.09
Est. EPS 2009 (Mean Street Est.)	$3.89	13.4	x	13.0	x	$52.29	$50.49
Est. EPS 2009 (Management Case Op. EPS)	$4.27	13.4	x	13.0	x	$57.34	$55.37
Est. EPS 2009 (Management Case with Capital Gains)	$5.14	13.4	x	13.0	x	$69.03	$66.66
06/30/09 Book Value per Share	$51.90	1.57	x	1.67	x	$81.24	$86.44

Source: SNL Financial, A.M. Best, Highline Data, Company Filings

Premiums Paid Analysis

Using publicly available information, Sandler O’Neill also reviewed, analyzed and compared the premiums paid over trading prices one day and thirty days prior to the announcement date of certain selected property and casualty insurance and reinsurance transactions since 2004:

Announcement Date	Acquiror	Target

7/09/09	Validus Holdings, Ltd.	IPC Holdings, Ltd.
7/04/09	PartnerRe Ltd.	Paris Re Holdings Limited
6/22/09	Tower Group	Specialty Underwriters’ Alliance
7/23/08	Tokio Marine Holdings	Philadelphia Consolidated Holdings
6/30/08	Allied World Assurance	Darwin Professional Underwriters
4/23/08	Liberty Mutual	Safeco Corp.
3/13/08	Pallisades Safety and Insurance	National Atlantic
2/20/08	Meadowbrook	ProCentury
1/11/08	Employers Holdings	AmCOMP
1/03/08	QBE Insurance Group	North Pointe Insurance
10/31/07	MAPFRE	Commerce Group
10/17/07	Munich Re	Midland Co.
10/16/07	The Doctors Company	SCPIE
9/21/07	Rockhill	RTW
6/25/07	The Hanover Insurance Group	Professionals Direct, Inc.
6/11/07	DE Shaw	James River
5/07/07	Liberty Mutual	Ohio Casualty
3/01/07	Zurich Financial Services	Bristol West
12/04/06	Elara Holdings	Direct General
11/01/06	American European Group	Merchants Group
8/04/06	Delek Group	Republic Companies
2/28/05	ProAssurance Corporation	NCRIC Group, Inc.
10/14/04	United National Group	Penn-America Group

Source: SNL Financial, FactSet, Company Filings

Using publicly available information, Sandler O’Neill also reviewed, analyzed and compared the purchase prices paid in the following selected financial services transactions since 2006:

Announcement Date	Acquiror	Seller

1/08/09	TD Ameritrade Holding Corp.	thinkorswim Group Inc.
10/13/08	Banco Santander S.A.	Sovereign Bancorp Inc.
8/18/08	Mitsubishi UFJ Finl Grp Inc	UnionBanCal Corp.
3/17/08	CME Group Inc	NYMEX Holdings Inc.
1/11/08	Bank of America Corp.	Countrywide Financial Corp.
10/02/07	Toronto-Dominion Bank	Commerce Bancorp Inc.
9/05/07	Royal Bank of Canada	Alabama National BanCorp.
8/15/07	Fifth Third Bancorp	First Charter Corp.
7/26/07	KeyCorp	U.S.B. Holding Co.
7/19/07	PNC Financial Services Group	Sterling Financial Corp.
7/18/07	M&T Bank Corp.	Partners Trust Financial
7/08/07	Marshall & Ilsley Corp.	First Indiana Corp.
6/26/07	People’s United Financial Inc.	Chittenden Corp.
6/19/07	Madison Dearborn Partners LLC	Nuveen Investments
5/30/07	Wachovia Corp.	A.G. Edwards Inc.
5/04/07	Wells Fargo & Co.	Greater Bay Bancorp
4/30/07	Deutsche Boerse AG	ISE Holdings, Inc.
4/30/07	National City Corp.	MAF Bancorp Inc.
4/30/07	Susquehanna Bancshares Inc.	Community Banks Inc.
4/20/07	Fortress Invt Grp	Interpool Inc.
2/04/07	State Street Corp.	Investors Financial Services
1/29/07	Merrill Lynch & Co.	First Republic Bank
1/09/07	Wells Fargo & Co.	Placer Sierra Bancshares
12/20/06	Huntington Bancshares Inc.	Sky Financial Group Inc.
11/19/06	Toronto-Dominion Bank	TD Banknorth Inc.
11/1/06	Rabobank Nederland	Mid-State Bancshares
10/08/06	PNC Financial Services Group	Mercantile Bankshares Corp.
8/08/06	Morgan Stanley	Saxon Capital Inc.
7/26/06	National City Corp.	Fidelity Bankshares Inc.
7/10/06	National City Corp.	Harbor Florida Bancshares Inc.
6/26/06	Citizens Banking Corp.	Republic Bancorp Inc.
6/12/06	Banco Bilbao Vizcaya Argent SA	Texas Regional Bancshares Inc.
4/23/06	Washington Mutual Inc.	Commercial Capital Bancorp

Note: Includes bank, thrift, asset manager, broker / dealer and specialty finance transactions with announced deal value between $500 million and $10 billion since January 1, 2006; excludes the distressed PNC Financial / National City and JPMorgan / Bear Stearns transactions

Source: SNL Financial, FactSet, Company Filings

Sandler O’Neill analyzed the premiums paid in the listed transactions based on (i) the closing stock price of the target one day prior to announcement of the transaction and (ii) the closing stock price of the target thirty days prior to announcement of the transaction and computed the mean and medium one- and thirty-day premiums to stock price of the initial offer in such transactions. Imputed valuations based on the selected acquisitions involving property and casualty insurance and reinsurance companies, and financial services companies are as follows:

		Premiums		Imputed
		Paid		Valuation
	OdysseyRe	Mean	Median	Mean	Median

Market Premiums(1)
Selected P&C insurance / reinsurance acquisitions:
1-Day Prior	$50.07	31.2%	30.8%	$65.71	$65.48
30-Day Prior	$46.55	35.1%	34.1%	$62.91	$62.42
Selected financial services acquisitions:
1-Day Prior	$50.07	26.5%	25.9%	$63.35	$63.02
30-Day Prior	$46.55	28.2%	24.4%	$59.69	$57.90

(1)	Market premiums based on initial announcement date of 09/04/09

Source: SNL Financial

Sandler O’Neill noted that the Offer Price of $65.00 per Share was near the high point of the range of implied per Share common equity values based on the premiums paid in the selected property and casualty insurance and reinsurance and financial services acquisitions.

In order to assess the premium to holders of the Shares (other than Fairfax and its affiliates) represented by the Offer Price, Sandler O’Neill also reviewed premiums paid by acquirers in minority buy-in transactions in the insurance as well as non-insurance industries. The insurance sector minority buy-in transactions included all U.S. insurance minority buy-in transactions since 2000 with transaction values greater than $25 million. Consideration paid in all these transactions consisted of 100% cash, with the exception of the AXA-UAP SA / AXA Financial Inc. transaction. Sandler O’Neill also included Fairfax’s minority buy-in of the shares of Northbridge Financial which it did not already own. Sandler O’Neill also reviewed selected minority buy-in transactions since 2000 in the non-insurance sector involving U.S. targets where the acquirer owned between 51% and 85% of the target before the transaction, the transaction value was between $250 million and $4 billion and the consideration paid for the transaction consisted of 100% cash. Sandler O’Neill analyzed the premiums paid in these transactions based on the closing stock price of the target one day and thirty days prior to the transaction using calculations obtained from SDC and FactSet (companies that design and develop information systems to address specific needs of the capital markets industry). Sandler O’Neill reviewed the following minority buy-in transactions:

Selected Insurance Minority Buy-In Acquisitions

Announcement Date	Acquiror	Target

12/01/08	Fairfax Financial Holdings	Northbridge Financial Corp.
3/10/08	Nationwide Mutual	Nationwide Financial Services
7/17/07	Alfa Mutual	Alfa Corp
2/22/07	American Financial Group Inc	Great American Financial
1/24/07	AIG	21st Century Insurance Co
3/21/06	Erie Indemnity Co	Erie Family Life Insurance
3/18/02	ProAssurance Corp	Meemic Holdings Inc
8/30/00	AXA-UAP SA(1)	AXA Financial Inc
3/27/00	Hartford Fin Svcs Group Inc	Hartford Life
3/21/00	Citigroup Inc	Travelers Property Casualty
1/19/00	Metropolitan Life Insurance Co	Conning Corp

Note: Includes all U.S. insurance minority buy-ins with a transaction value greater than $25 million; consideration consisted of 100% cash in all transactions with the exception of the AXA / AXA Financial transaction

(1)	Consideration comprised of 65% cash and 35% stock

Source: SDC, FactSet, Company Filings

Selected Other Industry Minority Buy-In Acquisitions

Announcement Date	Acquiror	Target

8/12/08	Bank of Tokyo-Mitsubishi UFJ	UnionBanCal Corp.
10/23/07	Investor Group (Poole/Perry)	Waste Industries USA Inc.
7/12/07	LVB Acquisition LLC	Biomet Inc.
11/20/06	Toronto-Dominion Bank	TD Banknorth Inc
10/09/06	VNU NV	NetRatings Inc.
9/01/05	IYG Holding Co.	7-Eleven Inc.
2/21/05	Novartis AG	Eon labs Inc.
3/19/03	E. I. du Pont de Nemours (EID)	DuPont Canada Inc.
2/19/02	Sabre Holdings Corp.	Travelocity.com Inc.
10/10/01	Toronto-Dominion Bank	TD Waterhouse Group Inc.
5/23/01	Electronic Data Systems Corp.	Unigraphics Solutions Inc.
5/7/01	BNP Paribas SA	BancWest Corp.
2/15/01	Westfield America Trust	Westfield America Inc.
10/27/00	Enron Corp.	Azurix Corp.
9/21/00	Ford Motor Co.	Hertz Corp.
7/24/00	Phoenix Home Life Mutual	Phoenix Investment Partners
3/17/00	BP Amoco PLC	Vastar Resources Inc.
3/14/00	Alcoa Inc.	Howmet International Inc.

Note: Includes selected U.S. all cash minority buy-in transactions with a transaction value between $250 million and $4 billion and where initial ownership was between 51% and 85%

Source: SDC, FactSet, Company Filings

The following table summarizes the imputed valuations based on the analysis of the insurance and other industry minority buy-in acquisitions listed above:

		Premiums		Imputed
		Paid		Valuation
	OdysseyRe	Mean	Median	Mean	Median

Selected Insurance Acquisitions
1-Day Prior Market Premium(1)	$50.07	21.4%	18.6%	$60.80	$59.41
30-Day Prior Market Premium(1)	$46.55	26.4%	29.8%	$58.86	$60.42
% Change from Initial Offer	$60.00	11.4%	9.5%	$66.84	$65.71
Selected Other Industry Acquisitions
1-Day Prior Market Premium(1)	$50.07	31.8%	31.9%	$66.00	$66.05
30-Day Prior Market Premium(1)	$46.55	27.6%	16.1%	$59.38	$54.05
% Change from Initial Offer	$60.00	12.6%	12.4%	$67.55	$67.43

(1)	Market premiums based on initial announcement date of 09/04/09

Source: SNL Financial

As illustrated in the above table, Sandler O’Neill derived imputed ranges of values per Share of $54.05 to $67.55. Sandler O’Neill noted that the Offer Price of $65.00 per Share was near the high end of this range.

Discounted Cash Flow Analysis:

Sandler O’Neill performed an analysis that estimated the present value of the Company’s book value per share as of December 31, 2012 assuming that the Company would perform in accordance with the projections prepared by and reviewed with senior management of the Company. In addition, Sandler O’Neill calculated the present value of the future common dividends assuming a growth rate of 2.5% per year beginning in 2010. To approximate the terminal value of the Shares at December 31, 2012, Sandler O’Neill applied stock price to GAAP common shareholders’ equity multiples ranging from 1.0x to 1.1x. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 10.0% to 12.0% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of the Shares. As illustrated in the following table, this analysis indicated an imputed range of values per share for the Shares of $53.21 to $62.22 when applying the price to earnings multiples to the management projections:

Present Value Per Common Share

	Terminal Value Multiple
Discount Rate	of 12/31/12 Common Equity

	1.00	x	1.10	x
10.0%	$56.65		$62.22
11.0%	54.90		60.29
12.0%	53.21		58.44

Sandler O’Neill noted that the proposed Offer Price of $65.00 per Share was above the range of values implied by its discounted cash flow analysis based on the Management Case projections.

In connection with its analyses, Sandler O’Neill considered and discussed with the Special Committee how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income, terminal value and selected discount rate. Sandler O’Neill noted that the discounted cash flow and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Implied Present Value Based on Future Book Value Per Share Growth Analysis:

Sandler O’Neill performed an illustrative analysis of present value of the implied future stock price of the Company, assuming a 1.0x stock price to book value per share multiple and various book value per share growth rates through December 31, 2012, including the 12.4% growth rate implied by the management projections. In this analysis, Sandler O’Neill first determined the Company’s implied book value per share as of December 31, 2012 using different compound annual growth rates applied to the Company’s book value per share of $51.90 as of June 30, 2009. Applying the 1.0x market to book value per share multiple to the resulting book value per share based on the management projections implied a $78.25 per share price as of December 31, 2012. Sandler O’Neill calculated the present value per share using a discount rate of 11%, (the mid-point of the range of discount rates used for performing the discounted cash flow analysis described above), which implied a present value per share of $54.31 based on the management projections. Sandler O’Neill also calculated the present value of the common dividend stream based on a 2.5% annual growth rate in the dividend through December 31, 2012 at a discount rate of 11%. This calculation implied a present value of future dividends per share of $0.87. Adding the present values thus calculated implied a total value per share of $55.18.

Sandler O’Neill noted that the Offer Price of $65.00 per Share represented a premium over the implied present value price per share using management projections.

General:

Pursuant to the Engagement Letter, as compensation for its services in connection with the Transaction, $250,000 became payable to Sandler O’Neill upon signing of the Engagement Letter and $1,000,000 became payable upon the delivery of its opinion to the Special Committee (which fee would have been due had Sandler O’Neill rendered to the Special Committee an inadequacy opinion). Additional compensation equal to 0.40% of the aggregate value of the transaction will be payable upon completion of any going private transaction between OdysseyRe and Fairfax, including the Offer and the Merger, less those fees already payable to Sandler O’Neill upon signing of the engagement letter and delivery of the fairness opinion. In addition, the Company has agreed to reimburse Sandler O’Neill for reasonable out-of-pocket expenses incurred in connection with the merger and to indemnify Sandler O’Neill for certain liabilities arising out of or related to its engagement by the Special Committee and the rendering of Sandler O’Neill’s opinion. During the last two years, Sandler O’Neill has not provided investment banking or any other services to either the Company or Fairfax for which it received compensation from the Company or Fairfax (other than as described above).

In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to the Company and Fairfax and their respective affiliates. Sandler O’Neill may also actively trade the equity and/or debt securities of the Company and Fairfax and/or their respective affiliates for Sandler O’Neill’s own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

With Sandler O’Neill’s consent, copies of Sandler O’Neill’s written presentations on September 15, 2009 and September 18, 2009 have been attached as exhibits to the Schedule 13E-3 and this Statement filed with the SEC in connection with the Transaction.

Intent to Tender.

To the knowledge of the Company, after reasonable inquiry, each executive officer, director and affiliate (other than the members of the Fairfax Group) of the Company currently intends, subject to compliance with applicable law, including Section 16(b) of the Securities Exchange Act of 1934, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Special Committee has retained Sandler O’Neill as its independent financial advisor in connection with, among other things, the Special Committee’s analysis and consideration of, and response to, Fairfax’s proposals and the Offer and the Merger. The terms of Sandler O’Neill’s engagement are described under “Item 4. The Solicitation of Recommendation — Opinion of the Special Committee’s Financial Advisor — General”

The Company has retained Innisfree M&A Incorporated (“Innisfree”) to assist with communications with the Company’s stockholders. The Company has agreed to provide Innisfree with reasonable and customary compensation, to reimburse Innisfree for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above or elsewhere in this Statement, none of the Special Committee, the Company nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Expenses.

Whether or not the Shares are purchased pursuant to the Offer, OdysseyRe will incur its own fees and expenses in connection with the Offer. OdysseyRe will not pay any of the fees and expenses to be incurred by Fairfax and Merger Sub.

The following table presents the estimated fees and expenses incurred by the Company in connection with the Offer:

Description	Amount to be Paid

Financial advisor fees	$4,200,000
Legal fees and expenses	$1,500,000
Miscellaneous expenses (including Innisfree)	$100,000
Total	$5,800,000

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Certain Transactions in Securities.

Except as described below, no transactions in the shares of Common Stock have been effected during the past sixty (60) days by the Company, or any executive officer, director, affiliate or subsidiary of the Company or pension, profit-sharing or similar plan of the Company or its affiliates:

•	the award to Mr. Donovan on August 3, 2009 of 23,715 shares of Common Stock at $42.17 per share pursuant to the OdysseyRe Restricted Share Plan in connection with Mr. Donovan’s amended and restated employment agreement; and

•	the disposition on August 4, 2009 of 9,120 shares of Common Stock at $46.22 to satisfy Mr. Donovan’s tax liability in connection with the vesting of previously granted shares of Common Stock, pursuant to Mr. Donovan’s employment agreement.

Prior Stock Purchases.

The following table summarizes the repurchase of shares of Common Stock by the Company during the two years ending on the date hereof.

No repurchases of shares of Common Stock have been made since August 13, 2009.

	Amount of Shares of	Range of Prices			Average Price Paid
Period	Shares Purchased	Paid Per Share			Per Share

Quarter ended Sept. 30, 2007	1,866,589	$32.51	-37.35		$35.79
Quarter ended Dec. 31, 2007	862,400	34.50	-37.00		36.03
Quarter ended March 31, 2008	2,392,700	35.86	-38.00		36.70
Quarter ended June 30, 2008	3,597,000	35.11	-38.00		37.02
Quarter ended Sept. 30, 2008	3,869,256	35.61	-37.50		37.33
Quarter ended Dec. 31, 2008	—			—	—
Quarter ended March 31, 2009	200,000	45.21	-47.775		46.95
Quarter ended June 30, 2009	1,399,300	38.26	-42.00		40.11
July 1, 2009 to August 13, 2009	606,300	39.04	-47.50		41.29

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, there are no transactions, resolutions of the Special Committee, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

For further information regarding Fairfax’s plans or proposals with respect to the Company, as well as certain of the effects of the Offer on the market for the shares of Common Stock, see “Special Factors —

Section 2. Purpose of and Reasons for the Offer; Plans for Odyssey Re After the Offer and the Merger” and “The Offer — Section 12. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations” in the Offer to Purchase.

ITEM 8.	ADDITIONAL INFORMATION.

Merger.

Under Section 253 of the Delaware General Corporation Law, if the Fairfax Group acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock and otherwise complies with the requirements of Section 253, it will be able to effect a short-form merger of the Company with and into one of its subsidiaries without a vote of the Company’s stockholders.

In the event that the Fairfax Group does not acquire more than 90% of the outstanding shares of Common Stock pursuant to the Offer or as a result of exercising the top up option provided for in the Merger Agreement, the Merger would be effected via long-form merger under Section 251 of the Delaware General and a vote of or written consent by the Company’s stockholders would be required to consummate the Merger. In such a case, the Merger Agreement provides that Fairfax and Merger Sub will execute a written consent adopting the Merger Agreement and providing stockholder approval. In the event of a long-form merger, the Company will also have to comply with the federal securities laws and regulations governing the solicitation of proxies or consents. Among other things, the Company will be required to prepare and distribute an information statement and, as a consequence, a longer period of time likely will be required to effect the Merger.

Section 203 of the Delaware General Corporation Law.

In general, Section 203 of the DGCL prevents an “interested stockholder” (defined to include a person who is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with such corporation for three (3) years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to the date such person became an interested stockholder. Fairfax has been the owner of more than 15% of OdysseyRe’s voting stock for more than three years. Accordingly, the restrictions of Section 203 are inapplicable to the Offer and the Merger.

Regulatory Approvals.

The information set forth in “The Offer — Section 13. Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

Appraisal Rights.

Holders of OdysseyRe stock do not have appraisal rights in connection with the Offer. However, if Merger Sub purchases shares of Common Stock in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Common Stock immediately prior to the effective time of the Merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to demand appraisal of, and to receive payment in cash for the fair value of, their shares of Common Stock. Stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their shares of Common Stock (excluding any element of value arising from the accomplishment or the expectation of the merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the shares of Common Stock could be based upon factors other than, or in addition to, the price per share of Common Stock to be paid in the Offer or the Merger or the market value of the shares of Common Stock. The value so determined could be more or less than the price per share of Common Stock to be paid in the Offer or the Merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to

Section 262 of the DGCL, attached hereto as Annex B. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

Forward-Looking Statements.

Certain statements contained herein may constitute forward-looking statements that involve risks and uncertainties. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words “believe,” “continue,” “expect,” “target,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “project,” or words of similar meaning, or future or conditional verbs such as “will,” “would,” “should,” “could,” or “may”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of OdysseyRe to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: uncertainties as to the consummation of, or timing of consummation of, the Offer and Merger; uncertainties as to how many of the OdysseyRe stockholders will tender their shares of Common Stock in the Offer; the possibility that various closing conditions for the transaction may not be satisfied or waived; any disruptive effects of the Offer and the Merger on the ability of OdysseyRe to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of the OdysseyRe’s control; transaction costs; and actual or contingent liabilities. Additional information on other important potential risks and uncertainties not discussed herein may be found in OdysseyRe’s filings with the SEC including its Annual Report on Form 10-K for the year ended December 31, 2008, and Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as well as the tender offer documents filed by Fairfax on September 23, 2009. Consider these factors carefully in evaluating the forward-looking statements. Except as otherwise required by federal securities laws, OdysseyRe undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ITEM 9.	EXHIBITS.

Anyone may obtain copies of the exhibits to this Statement for free at the SEC’s website at www.sec.gov or by contacting OdysseyRe Investor Relations, by mail at 300 First Stamford Place, Stamford, Connecticut 06902, by phone at (203) 977-8000, or by logging on at www.OdysseyRe.com.

The following exhibits are filed (including by incorporation by reference) with this Statement:

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 23, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on September 23, 2009).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed on September 23, 2009).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed on September 23, 2009).
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed on September 23, 2009).
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed on September 23, 2009).
(a)(1)(G)	Summary Advertisement published in The Wall Street Journal on September 24, 2009 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed on September 23, 2009).
(a)(1)(H)	Fairfax press release dated September 23, 2009 (incorporated by reference to Exhibit (a)(1)(vii) to the Schedule TO filed on September 23, 2009).
(a)(1)(I)	Letter, dated September 30, 2009, to the Company’s stockholders.
(a)(5)	Joint Press Release, issued by Fairfax and the Company, dated September 18, 2009 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed by the Company on September 21, 2009).

Exhibit No.	Description

(d)(1)	Agreement and Plan of Merger, dated as of September 18, 2009, by and among Odyssey Re Holdings Corp., Fairfax Financial Holdings Limited and Fairfax Investments USA Corp. (incorporated by reference to Exhibit 2.01 to the Company’s Current Report on Form 8-K filed by the Company on September 21, 2009).
(d)(2)	Stockholder Support Agreement, dated as of September 18, 2009, among Fairfax Financial Holdings Limited and Marshfield Associates, Inc. (incorporated by reference to Exhibit 11.4 to Amendment No. 11 to the Schedule 13D filed by Fairfax and others on September 22, 2009).
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement, dated March 16, 2009, relating to the 2009 Annual Meeting of Stockholders.
(e)(2)	Indemnification Agreements between Odyssey Re Holdings Corp. and each of its directors and officers dated as of March 21, 2001 (incorporated herein by reference to the Registrant’s Annual Report on Form 10-K filed on March 6, 2002).
(e)(3)	Odyssey America Reinsurance Corporation Restated Employees Retirement Plan, as amended (incorporated herein by reference to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on May 29, 2001).
(e)(4)	Odyssey America Reinsurance Corporation Profit Sharing Plan, as amended (incorporated herein by reference to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on May 29, 2001).
(e)(5)	Odyssey Re Holdings Corp. Restricted Share Plan (incorporated herein by reference to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on June 7, 2001).
(e)(6)	Odyssey Re Holdings Corp. Stock Option Plan (incorporated herein by reference to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on June 7, 2001).
(e)(7)	Odyssey Re Holdings Corp. Long-Term Incentive Plan (incorporated herein by reference to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on June 7, 2001).
(e)(8)	Odyssey Re Holdings Corp. Employee Share Purchase Plan (incorporated herein by reference to the Company’s Amendment No. 3 to Registration Statement on Form S-1, filed on June 7, 2001).
(e)(9)	Odyssey America Reinsurance Corporation 401(k) Excess Plan, as amended (incorporated herein by reference to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on May 29, 2001).
(e)(10)	Odyssey America Reinsurance Corporation Restated Supplemental Retirement Plan, as amended (incorporated herein by reference to the Company’s Amendment No. 2 to Registration Statement on Form S-1, filed on May 29, 2001).
(e)(11)	Odyssey Re Holdings Corp. 2002 Stock Incentive Plan (incorporated herein by reference to Appendix A of the Company’s definitive proxy statement filed on March 21, 2002).
(e)(12)	Employment Agreement dated as of September 15, 2008 between Michael Wacek and Odyssey Re Holdings Corp. (incorporated herein by reference to the Company’s Current Report on Form 8-K filed by the Company on September 18, 2008).
(e)(13)	Employment Agreement dated as of May 29, 2009 between Andrew A. Barnard and Odyssey Re Holdings Corp. (incorporated by reference to Exhibit 10.31 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 6, 2009).
(e)(14)	Employment Agreement dated as of May 1, 2009 between Brian D. Young and Odyssey Re Holdings Corp. (incorporated by reference to Exhibit 10.32 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 6, 2009).
(e)(15)	Employment Agreement dated as of August 3, 2009 between R. Scott Donovan and Odyssey Re Holdings Corp. (incorporated by reference to Exhibit 10.33 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 filed on August 6, 2009).

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ODYSSEY RE HOLDINGS CORP.

By:	/s/ Donald L. Smith
Name:     Donald L. Smith

Title:	Senior Vice President, General Counsel and Corporate Secretary

Dated: September 30, 2009

Annex A

[SANDLER O’NEILL & PARTNERS, L.P. LETTERHEAD]

September 18, 2009

Special Committee of the Board of Directors
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, CT 06902

Members of the Special Committee:

We understand that Odyssey Re Holdings Corp.  (the “Company”) and Fairfax Financial Holdings Ltd. (“Parent”) and Fairfax Investments USA Corp., a wholly-owned subsidiary of the Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of September 18, 2009 (the “Merger Agreement”), whereby Merger Sub will commence a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company not owned by the Parent and its subsidiaries (other than the Company and its subsidiaries) (each a “Share” and, collectively, “Shares”) (the “Offer”), following which, Merger Sub will be merged with and into the Company, with the Company surviving the merger as a subsidiary of the Parent (the “Merger” and together with the Offer, the “Transaction”). Capitalized terms used herein but not defined have the same meanings as set forth in the Merger Agreement.

As further described in the Merger Agreement and subject to the conditions set forth in Annex I and Article VII thereof, as applicable, the following shall occur in the Transaction: (a) Merger Sub will commence the Offer to purchase all of the outstanding Shares at a price of $65.00 per Share in cash (the “Offer Price”); (b) after the completion of the Offer and at the Effective Time, Merger Sub will merge with and into the Company, with the Company as the surviving corporation; and (c) at the Effective Time, each issued and outstanding Share outstanding immediately prior to the Effective Time other than (i) any Shares to be cancelled or to remain outstanding pursuant to the Merger Agreement and (ii) any dissenting Shares, will be converted automatically into, and will thereafter represent the right to receive, the Offer Price. The other terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than the Parent and its affiliates) in the Transaction. Sandler O’Neill & Partners, L.P., (“Sandler O’Neill”) as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the financial terms and conditions of the draft, dated September 18, 2009, of the Merger Agreement; (ii) certain publicly available financial statements and other historical financial information of the Company that we deemed relevant; (iii) internal financial projections for the Company for the years ending December 31, 2009 through 2012 furnished by and reviewed with senior management of the Company; (iv) to the extent publicly available, the financial terms of certain recent business combinations in the property and casualty insurance industry; (v) to the extent publicly available, the financial terms of certain recent business combinations in the broader financial services sector; (vi) the financial terms of certain minority buy-in transactions involving insurance and non-insurance companies; (vii) historical stock price data of the common shares of the Company, including a comparison of certain financial and stock market information for the Company with similar publicly available information for certain other insurance companies the securities of which are publicly traded; (viii) the current market environment generally and the insurance industry environment in particular; and (ix) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of the Company the business, financial condition, results of operations and prospects of the Company.

In performing our review, we have relied upon the accuracy and completeness of all of the financial information, projections, estimates and other information that was available to us from public sources, that was provided to us by the Company or its representatives or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility, liability or express any opinion as to the accuracy or completeness thereof. With respect to the financial projections for the Company used by Sandler O’Neill in its analyses, senior management of the Company confirmed to us that those projections (including any assumptions related to such projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management, at the time of preparation, regarding the future operating and financial performance of the Company. We did not make an independent evaluation or appraisal of the assets and liabilities (contingent or otherwise) of the Company or any of its subsidiaries. We have also assumed that there has been no material change in the financial condition, results of operations, business or prospects of the Company, other than changes in the market value of its investment portfolio, since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that the Company will remain as a going concern for all periods relevant to our analyses, that each party to the Merger Agreement will perform all of the covenants required to be performed by such party under the Merger Agreement and that the conditions precedent in the Merger Agreement and the conditions set forth in Annex I thereof will not be waived. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory, actuarial or accounting matters. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to the price at which the common stock of the Company may trade at any time.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company (the “Special Committee”) in connection with the Transaction and will receive a fee for our services from the Company, a portion of which is payable upon delivery of this opinion and a portion of which is contingent upon consummation of the Transaction. The Company has also agreed to indemnify us against certain liabilities arising out of our engagement. During the last two years, Sandler O’Neill has not provided investment banking or any other services to either the Company or the Parent for which it received compensation from the Company or the Parent. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company and the Parent and their affiliates. We may also actively trade the equity and/or debt securities of the Company and the Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Pursuant to our engagement letter dated September 1, 2009 (the “Engagement Letter”), our opinion is directed to the Special Committee in connection with its consideration of the Transaction. At the request of the Special Committee, our opinion also is being provided to the Board of Directors of the Company in connection with its consideration of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Offer or how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger Agreement. This opinion does not constitute a recommendation as to what course of action the Board should pursue in connection with the Transaction. Our opinion is directed only to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than the Parent and its affiliates) in the Transaction and does not address the underlying business decision of the Company to engage in the Transaction, the relative merits of the Transaction as compared to any other alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

Our opinion is limited to the fairness, from a financial point of view, of the Offer Price to be received by the holders of Shares (other than the Parent and its affiliates) in the Transaction. We do not express an opinion about the fairness of any compensation payable to any of the Company’s officers, directors or employees in connection with the Transaction relative to the consideration payable to the holders of Shares (other than the Parent and its affiliates) in the Transaction. This opinion has been approved by Sandler O’Neill’s fairness opinion committee.

Pursuant to the Engagement Letter, if our opinion is included in any proxy statement or solicitation/recommendation statement, our opinion will be reproduced in such proxy statement or solicitation/

recommendation statement in full, and any description of or reference to Sandler O’Neill or the analyses performed by Sandler O’Neill or any summary of the opinion in such proxy statement or offer to purchase will be in a form acceptable to Sandler O’Neill and its counsel in the exercise of their reasonable judgment. Except as provided in the Engagement Letter or as required by law, judicial or administrative process or the rules or regulations of the New York Stock Exchange, our opinion or any other advice delivered to the Special Committee by Sandler O’Neill is not to be reproduced, summarized, described or referred to without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Offer Price to be received by the holders of Shares (other than the Parent and its affiliates) in the Transaction is fair to such holders from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill & Partners, L.P.

Annex B

DELAWARE CODE
TITLE 8
Corporations
CHAPTER 1. GENERAL CORPORATION LAW
Subchapter IX. Merger, Consolidation or Conversion

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex I

INFORMATION RELATING TO DIRECTORS AND
EXECUTIVE OFFICERS OF THE COMPANY

The following tables set forth the name and present principal occupation or employment, and material occupations, positions, offices or employments held within the past five years, of each director and executive officer of OdysseyRe. The principal place of business of OdysseyRe and, unless otherwise indicated below, the business address of each director and executive officer, is Odyssey Re Holdings Corp., 300 First Stamford Place, Stamford, Connecticut 06902. The Company’s telephone number is (203) 977-8000. None of the Company or its directors or executive officers has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States.

Name	Age	Principal Occupation and Business Experience

Directors
V. Prem Watsa	58	Mr. Watsa is the Chairman of OdysseyRe’s board of directors. Mr. Watsa has served as Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited since 1985, and as Vice President of Hamblin Watsa Investment Counsel Ltd. since 1985. He has served as Chairman of Crum & Forster Holdings Corp. and Northbridge Financial Corporation since 2003. Mr. Watsa currently serves on the board of the OdysseyRe Foundation. He formerly served as Vice President of GW Asset Management from 1983 to 1984, and Vice President of Confederation Life Investment Counsel from 1974 to 1983. Mr. Watsa is a citizen of Canada and a resident of Toronto, Ontario, Canada.
James F. Dowd	67	Mr. Dowd is the Vice Chairman of OdysseyRe’s board of directors. Mr. Dowd has served as President and Chief Executive Officer of Fairfax Inc., and Chairman of FFHL Group Ltd., each a holding company subsidiary of Fairfax Financial Holdings Limited, since January 1998. Mr. Dowd has served as the Chairman and Chief Executive Officer of Fairfax Asia Limited since 2002. Mr. Dowd has served as a member of the board of directors of ICICI Lombard General Insurance Company Limited since November 2001. He has served as a member of the board of directors of First Capital Insurance Limited since August 2006. Mr. Dowd has served as a member of the board of directors of Falcon Insurance Company (Hong Kong) Limited since 2003. Mr. Dowd currently serves on the boards of St. John’s University School of Risk Management, the International Insurance Foundation, the Korea Society and the International Insurance Society. Mr. Dowd served as the Chairman of Cunningham Lindsey Group, Inc., a publicly traded affiliate of OdysseyRe, from November 2001 to April 2006. Mr. Dowd served as Chairman of the Board and Chief Executive Officer of Odyssey Reinsurance Corporation (now known as Clearwater Insurance Company) from July 1996 to December 1997, and as President, Chairman and Chief Executive Officer from August 1995 to September 1996. Mr. Dowd served as Chairman of the Board and Chief Executive Officer of Willis Faber North America, Inc. from February 1993 to May 1995. He also served in various executive positions, including Chairman of the Board, President and Chief Executive Officer of Skandia America Corporation and Skandia America Reinsurance Corporation from December 1971 to October 1992. Mr. Dowd has over 38 years of experience in the insurance business. Mr. Dowd is a resident of New Canaan, Connecticut.

Name	Age	Principal Occupation and Business Experience

Andrew A. Barnard	53	Mr. Barnard is OdysseyRe’s President and Chief Executive Officer and one of its directors. Mr. Barnard currently serves as Chairman of the Board and Chief Executive Officer of Odyssey America Reinsurance Corporation (“Odyssey America”), Clearwater Insurance Company (“Clearwater”), Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Select Insurance Company. He is also Chairman of the Board and a director of Newline Underwriting Management Limited and Newline Insurance Company Limited. Mr. Barnard currently serves on the boards of the OdysseyRe Foundation, St. John’s University School of Risk Management and the U.S. Chamber Institute for Legal Reform. Mr. Barnard served as President, Chief Executive Officer and director of Odyssey Re Group Ltd. (now known as FFHL Group Ltd.), one of our parent companies, from January 1998 to June 2001. He also served as President and Chief Executive Officer of Odyssey Reinsurance Corporation (now known as Clearwater Insurance Company) from January 1998 to April 1999 and as President and Chief Operating Officer from July 1996 to December 1997. Before joining us, Mr. Barnard served as Executive Vice President, Chief Underwriting Officer and a director of Transatlantic Holdings from 1989 to 1996; Vice President of Reliance Reinsurance from 1985 to 1989; and Assistant Vice President of Skandia Group from 1977 to 1985. Mr. Barnard has 32 years of experience in the reinsurance business. Mr. Barnard is a resident of Stamford, Connecticut.
Peter M. Bennett	75	Mr. Bennett is a member of our board of directors. Since 1997, Mr. Bennett has been Deputy Chairman of Aon Re Canada. Mr. Bennett served as President of the Canadian International Reinsurance Brokers from 1972 until 1984, in partnership with Le Blanc Eldridge Parizeau of Montreal, until the two companies merged in 1984 to become BEP International. Mr. Bennett served as the Chairman of the Canadian operation. Prior to that Mr. Bennett spent ten years as a facultative and treaty broker for Guy Carpenter, following three years in the Lloyd’s market. Mr. Bennett currently serves on our Transaction Review Committee. Mr. Bennett is a citizen of Canada and a resident of Toronto, Ontario, Canada.
Anthony F. Griffiths	78	Mr. Griffiths is a member of our board of directors. Mr. Griffiths is currently an independent business consultant and corporate director. He is a director of Fairfax Financial Holdings Limited (“Fairfax”), and of various operating subsidiaries of Fairfax, including Crum & Forster Holdings Corp. and Northbridge Financial Corporation. He is also a director of Abitibibowater Inc., Bronco Energy Ltd., Vitran Corporation, PreMD Inc., Jaguar Mining Inc., Novadaq Technologies Inc., Gedex Inc. and Russel Metals Inc. Mr. Griffiths serves on the Audit Committees of Fairfax, Crum & Forster Holdings Corp., Northbridge Financial Corporation, Russel Metals Inc., PreMD Inc. and Jaguar Mining Inc. Mr. Griffiths was formerly with Mitel Corporation, a telecommunications company, from 1985 to 1993, and served in the positions of President, Chairman and Chief Executive Officer. Mr. Griffiths currently serves on our Audit and Compensation Committees. Mr. Griffiths is a citizen of Canada and a resident of Toronto, Ontario, Canada.

Name	Age	Principal Occupation and Business Experience

Alan D. Horn	58	Mr. Horn is a member of our board of directors. Mr. Horn is currently a director of Fairfax and Crum & Forster Holdings Corp. (“Crum & Forster”), a subsidiary of Fairfax, and Mr. Horn serves on the Audit Committees of Fairfax and Crum & Forster, and the Compensation Committee of Crum & Forster. Mr. Horn currently serves as Chairman of Rogers Communications and also as President and Chief Executive Officer of Rogers Telecommunications Limited. Mr. Horn has been a director of Rogers Communications and Chairman of the Board since March 2006. Mr. Horn has been President and Chief Executive Officer of Rogers Telecommunications Limited since March 2006. Mr. Horn served as Vice- President, Finance and Chief Financial Officer of Rogers Communications from September 1996 to March 2006 and was President and Chief Operating Officer of Rogers Telecommunications Limited from 1990 to 1996. Mr. Horn is a Chartered Accountant and received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland. Mr. Horn is a citizen of Canada and a resident of Toronto, Ontario, Canada.
Patrick W. Kenny	66	Mr. Kenny is a member of our board of directors. Mr. Kenny has served as the President and Chief Executive Officer of the International Insurance Society since 2001. He is currently a director of Foresters, where he serves on the Human Resources and Compensation Committee and the Investments Committee. Mr. Kenny serves on the ING Funds board, where he is on the Nominating and Governance Committee, the International Portfolio Review Committee and is Chairman of the Compliance Committee. He is also a director of Assured Guaranty Ltd., where he serves on the Nominating and Governance Committee and chairs the Compensation Committee. Mr. Kenny is also a director of Overland Solutions Inc., a privately held company. Mr. Kenny served as Executive Vice President of Frontier Insurance Group, Inc. from 1998 until 2001. Mr. Kenny also served as Senior Vice President of SS&C Technologies. From 1988 to 1994, Mr. Kenny served as Chief Financial Officer of Aetna Life & Casualty, where he was responsible for Corporate Finance and Communication, Internal Auditing, Information Technology, and Investor Relations. Mr. Kenny spent the first 23 years of his career at KPMG Peat Marwick, last serving as Senior Audit partner. Mr. Kenny holds the CPA designation and currently serves on our Audit, Compensation and Transaction Review Committees. Mr. Kenny is a resident of West Hartford, Connecticut.
Bradley P. Martin	49	Mr. Martin is a member of our board of directors. Mr. Martin has served as a Vice President of Fairfax Financial Holdings Limited since 1998 and as the Chief Operating Officer since November 2006. Mr. Martin is also on the board of directors of Northbridge Financial Corporation, and Crum & Forster Holdings Corp, both of which are affiliates of the Company. Mr. Martin served as a director of Hub International Limited from May 2002 to June 2007 and as Chairman of Ridley Inc., since November 2008. Previously, Mr. Martin was a partner at the law firm of Torys LLP in Toronto, Canada. Mr. Martin is a citizen of Canada and resident of Toronto, Ontario, Canada.
Robert J. Solomon	69	Mr. Solomon is a member of our board of directors. Mr. Solomon is a Vice Chairman of Marsh Inc. He joined Marsh as Managing Director of Marsh & McLennan Italia in 1974, later becoming Marsh’s Area Head for the Far East, Africa, the Middle East and Latin America. In 1986, he became head of Marsh’s International Risk Management Division. In 1988, he was appointed to head Marsh’s International Specialty Operations, including all operations in Latin America and the Caribbean, Middle East/Africa, Japan and Korea. In 2001, his responsibilities expanded to include the rest of Asia and the Pacific, including India, Australia, New Zealand, Fiji, and Papua New Guinea. A graduate of Juniata College, Mr. Solomon also attended the American Institute for Foreign Trade (Thunderbird School) and the Advanced Management Program at Harvard Business School. Mr. Solomon is a resident of New York, New York.

Name	Age	Principal Occupation and Business Experience

Brandon W. Sweitzer	66	Mr. Sweitzer is a member of our board of directors. Mr. Sweitzer is a member and a Senior Fellow of the Chamber of Commerce of the United States. Mr. Sweitzer currently serves on the boards of the OdysseyRe Foundation, Fairfax Financial Holdings Limited, Falcon Insurance Company (Hong Kong) Limited, First Capital Insurance Limited and St. John’s University School of Risk Management. Mr. Sweitzer became Chief Financial Officer of Marsh Inc. in 1981, and was its President from 1999 through 2000. Mr. Sweitzer also served as President and Chief Executive Officer of Guy Carpenter & Company from 1996 to 1999. Mr. Sweitzer currently serves on our Audit and Compensation Committees. Mr. Sweitzer is a resident of New Canaan, Connecticut.

Executive Officers
Michael G. Wacek	53	Mr. Wacek is our Executive Vice President and has served as President of Odyssey America Reinsurance Corporation since September 2001. Before that time, he was President and Chief Executive Officer of Odyssey America since February 1998 and of Clearwater Insurance Company cine April 1999. He currently serves as a director of Odyssey America Clearwater, Hudson Insurance Company, Hudson Specialty Insurance Company and Clearwater Select Insurance Company. Mr. Wacek is a director of the Casualty Actuarial Society, and a Fellow of the Casualty Actuarial Society (FCAS). Mr. Wacek began his career in the insurance and reinsurance industry in 1978. Before joining OdysseyRe, Mr. Wacek was employed by St. Paul Reinsurance Company Ltd., most recently as the Managing Director, from 1989 to 1998. Prior to that, he served with E.W. Blanch Company from 1984 to 1988, most recently as Senior Vice President, and at St. Paul Fire and Marine Insurance from 1978 to 1984, most recently as Assistant Actuary. Mr. Wacek is a resident of Greenwich, Connecticut.
R. Scott Donovan	52	Since August 15, 2006, Mr. Donovan has served as Executive Vice President and Chief Financial Officer of OdysseyRe. Mr. Donovan serves as a director of Odyssey America Reinsurance Corporation, Clearwater Insurance Company, Hudson Insurance Company, Clearwater Select Insurance Company, Hudson Specialty Insurance Company and Newline Insurance Company Limited. Previously, Mr. Donovan was President and Chief Operating Officer of TIG Insurance Group after serving as Chief Financial Officer for three years. Before joining TIG, Mr. Donovan was Senior Vice President and Chief Financial Officer for Coregis Insurance Group, a wholly owned subsidiary of GE Capital, from 1996 to 1999. Mr. Donovan had previously been Vice President and Treasurer of Crum & Forster Insurance Company where he began his career in 1979. Mr. Donovan is a resident of Southlake, Texas.
Donald L. Smith	62	Mr. Smith serves as Senior Vice President, General Counsel and Corporate Secretary of OdysseyRe and has served as Senior Vice President, General Counsel and Corporate Secretary, and director of Odyssey America Reinsurance Corporation since September 1999. He has served as Senior Vice President, General Counsel and Corporate Secretary, and director of Clearwater Insurance Company, formerly known as Odyssey Reinsurance Corporation, since September 1999, and of Clearwater Select Insurance Company since November 2004. He has served as a director of Hudson Insurance Company since April 2007 and Hudson Specialty Insurance Company since October 2003. Before joining OdysseyRe in 1995, Mr. Smith was an attorney in private practice in New York City. A graduate of the University of Chicago Law School, Mr. Smith is a member of the New York State Bar Association. Mr. Smith is resident of New Canaan, Connecticut.

Name	Age	Principal Occupation and Business Experience

Brian D. Young	44	Since May 2009, Mr. Young has served as Executive Vice President and Chief Operating Officer of OdysseyRe. Mr. Young has held a number of senior underwriting and management positions since joining OdysseyRe in 1996, most recently as Chief Executive Officer of Global Insurance and London Market Operations for Odyssey America Reinsurance. Prior to joining OdysseyRe, Mr. Young worked for nine years with Transatlantic Re in both New York and London. Mr. Young attended Stony Brook University, earning his Bachelor of Science degree in Economics and Business Administration. Mr. Young is a resident of New York, NY.

Annex II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information regarding beneficial ownership of the Common Stock and rights to acquire Common Stock by shareholders that own five percent or more of the Common Stock, by each of OdysseyRe’s directors and executive officers, and all of the OdysseyRe’s directors and executive officers as a group. For purposes of this table, a person or a group of persons is deemed to have “beneficial ownership” of any shares as of a date when such person or group has the right to acquire or vote such shares within 60 days after such date, but such shares are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person. Percentages of shares owned are based on the 58,432,843 shares of Common Stock issued and outstanding at September 23, 2009. These shareholding numbers are based in part on the public filings of several of the shareholders listed below.

	Shares Beneficially Owned
Name	Shares	Percent

Fairfax Financial Holdings Limited(1)(2)	42,399,400	72.6%
Marshfield Associates(1)	2,739,247	4.7%
James F. Dowd(3)(4)
Vice Chairman	14,695	*
Alan D. Horn
Director	0	*
Peter M. Bennett(4)(5)(6)
Director	4,716	*
Anthony F. Griffiths(1)(4)(6)(7)
Director	10,996	*
Patrick W. Kenny(4)(5)(6)
Director	2,375	*
Robert J. Solomon(5)
Director	0
Brandon W. Sweitzer(1)(4)
Director	7,986	*
Bradley P. Martin(5)
Director	0	*
Andrew A. Barnard(3)(4)
President and Chief Executive Officer	412,715	*
Michael G. Wacek(4)
Executive Vice President	124,133	*
R. Scott Donovan(4)
Executive Vice President and Chief Financial Officer	68,141	*
Donald L. Smith(4)
Senior Vice President, General Counsel and Corporate Secretary	26,958	*
Brian D. Young(4)
Executive Vice President & Chief Operating Officer	193,067	*
Directors, Nominees and Executive Group Subtotal	865,782	1.5%
Total of Fairfax, Directors, Nominees and Executive Group Subtotals	43,265,182	74.1%

*	Represents less than one percent.

(1)	This information is based on the Offer to Purchase. As of the date of the 2009 Proxy Statement, Fairfax subsidiaries beneficially owned the following amounts of OdysseyRe Common Stock: Fairfax Financial Holdings Limited — 175,000, TIG Insurance Group, Inc. — 24,994,816, TIG Insurance Company — 4,716,841, ORH Holdings Inc. — 6,166,667, United States Fire Insurance Company — 4,955,009, and

II-1

Fairfax Inc. — 1,391,067. Fairfax Investments USA Corp. does not own any shares of Common Stock. TIG Insurance Group, Inc., TIG Insurance Company, ORH Holdings Inc., United States Fire, Fairfax Inc. and Fairfax Investments USA Corp. are wholly owned subsidiaries of Fairfax. The principal office address of ORH Holdings Inc. and Fairfax Inc. is 300 First Stamford Place, Stamford, CT 06902. The principal office address of TIG Insurance Group, Inc. and TIG Insurance Company is 250 Commercial Street, Suite 5000 Manchester, NH 03101. The principal office address of United States Fire Insurance Company is 305 Madison Avenue, Morristown, NJ 07962. The principal address of Fairfax Investments USA Corp. is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7.

(2)	V. Prem Watsa, Chairman of our board of directors, controls The Sixty Two Investment Company Limited (“Sixty Two”), which owns subordinate and multiple voting shares representing 47.8% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 48.6% of the total votes attached to all classes of Fairfax’s shares.

(3)	Based on Amendment No. 11 to the Schedule 13D filed by Fairfax on September 22, 2009.

(4)	Includes shares acquired under the OdysseyRe’s Restricted Share Plan.

(5)	Based on OdysseyRe’s 2009 Proxy Statement.

(6)	Shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage ownership of any other person. As of March 11, 2009, such shares were included for Messrs. Griffiths — 5,000, Sweitzer — 5,000, and Bennett — 3,750, all of which related to options that were exercisable within 60 days of that date.

(7)	Includes 5,000 shares held by Fourfourtwo Investments Limited, a company controlled by Mr. Griffiths.

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